UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number: 001-31221

Total number of pages: 61

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: May 25, 2017	By:	/S/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.    Notice of Convocation of the 26th Ordinary General Meeting of Shareholders

Notice of Convocation of the 26th Ordinary

General Meeting of Shareholders

NTT DOCOMO, INC.

This is an English translation of the Notice of Convocation of the Ordinary General Shareholders Meeting for the 26th Fiscal Year (“the Notice”) of NTT DOCOMO, INC. and its subsidiaries (“DOCOMO,” the “Company,” “we,” or “our Group”). This translation includes a translation of the audit report of KPMG AZSA LLC, DOCOMO’s independent auditor, of the financial statements included in the original Japanese language Notice. KPMG AZSA LLC has not audited and makes no warranty as to the accuracy or otherwise of the translation of the financial statements or other financial information included in this translation of the Notice.

New Brand Statement	1

Message from the President	2

Notice of Convocation of the 26th Ordinary General Meeting of Shareholders	3

(Attachments)

Business Report	11

Consolidated Balance Sheet [U.S.GAAP]	44

Consolidated Statement of Income [U.S.GAAP]	45

Consolidated Statement of Changes in Equity [U.S.GAAP]	46

(Reference) Consolidated Statement of Comprehensive Income [U.S.GAAP]	47

Non-Consolidated Balance Sheet	48

Non-Consolidated Statement of Income	49

Non-Consolidated Statement of Changes in Net Assets	50

Independent Auditors’ Report regarding the Consolidated Financial Statements	52

Independent Auditors’ Report regarding the Non-Consolidated Financial Statements	54

Audit Report of Audit & Supervisory Board	56

NEW BRAND STATEMENT

The new of today, the norm of tomorrow

DOCOMO has embarked on a new challenge:

connecting the separate elements of daily life

to achieve levels of convenience and enjoyment never seen before.

We call it “smart innovation.”

Security and peace of mind, health, education,

and all the other pleasures that go to make up life –

we are proposing optimum connections for each individual,

taking the provision of information and enjoyment of life a giant step forward.

To make this a reality, we are supporting innovation across a wide range of businesses.

And beyond this, we are also actively developing novel solutions to the challenges facing society.

This culture of challenge and innovation is deeply rooted at DOCOMO.

For us, however, it’s not simply about creating products and services that are new; it’s about creating things that, before you know it,

become essential or even taken for granted in daily life.

We firmly believe the lifestyles that “smart innovation”

makes possible will become the standard, so deeply ingrained they are hardly noticed.

We envisage a time when the new becomes everybody’s taken-for-granted standard,

and we are working towards that day with everything at our command.

MESSAGE FROM THE PRESIDENT

Dear Shareholders:

I am delighted to present this convocation notice for the general shareholders meeting for the 26th fiscal year (from April 1, 2016 to March 31, 2017).

July 2017 will mark our 25th anniversary since establishment. On the occasion of this important milestone, I would like to extend my deepest appreciation to our valued shareholders for all the support you have provided to us over the years.

During the fiscal year ended March 31, 2017 (FY2016), which was positioned as the year to achieve “a vibrant leap toward further growth” beyond income recovery, we promoted the two pillars of “reinforcement of telecommunications business” and “expansion of smart life business and other businesses.” As a result of our undertakings, all of our medium-term targets set for the year ending March 31, 2018 were met one year ahead of the schedule, including the recovery of operating income, expansion of income from smart life business and other businesses and cost efficiency improvement.

Further, we also made progress in the advancement of our LTE network while steadily increasing the number of partners participating in our “+d” value co-creation activities. We thus believe we indeed achieved a “vibrant leap” in FY2016.

We recently announced our Medium-Term Strategy 2020 “Declaration beyond.” Looking ahead to the year 2020 and beyond, we will aim to amaze and inspire our customers and create new values hand-in-hand with our business partners to exceed customers’ expectations.

As we move ahead with these endeavors, we will strive to transform ourselves to realize a richer future with 5G.

As always, I ask for your continued goodwill and support.

May 2017

Kazuhiro Yoshizawa
President and CEO

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

May 29, 2017

To Shareholders

NTT DOCOMO, INC.

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo, Japan

President and CEO: Kazuhiro Yoshizawa

NOTICE OF CONVOCATION OF

THE 26th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 26th Ordinary General Meeting of Shareholders of the Company (the “Meeting”) will be held as described below.

Details

1. Date and Time:	Tuesday, June 20, 2017 at 10:00 a.m. (Japan Standard Time)

2. Place of the Meeting:	Tsuru-no-ma, The Main Banquet Floor

Hotel New Otani

4-1, Kioi-cho, Chiyoda-ku, Tokyo, Japan

3.	Matters to be dealt with at the Meeting:

Matters to be reported:

1)	Report on Business Report, Consolidated and Non-Consolidated Financial Statements for the 26th Fiscal Year (from April 1, 2016 to March 31, 2017).
2)	Report on Results of Audit of Consolidated Financial Statements by Registered Public Accountants and Audit & Supervisory Board.

Matters to be resolved:

First Item of Business:	Appropriation of Retained Earnings

Second Item of Business:	Partial Amendments to Articles of Incorporation

Third Item of Business:	Election of Two (2) Directors

Fourth Item of Business:	Election of Two (2) Audit & Supervisory Board Members

A copy of the Business Report and our Consolidated and Non-Consolidated Financial Statements and a certified copy of the Independent Auditor’s Report and the Audit Report of Audit & Supervisory Board for the 26th Fiscal Year required to be attached are included as pages 12-59 hereto.

In accordance with the applicable laws and regulations, and the provisions of Article 16 of the Company’s Articles of Incorporation, we have posted the Notes to the Consolidated and Non-Consolidated Financial Statements, which comprise the Attachments to this Notice of Convocation of the 26th Ordinary General Meeting of Shareholders, at the Company’s following web site:

(https://www.nttdocomo.co.jp/english/corporate/ir/event/meeting/index.html) instead of including them herein.

Our Consolidated and Non-Consolidated Financial Statements included in the Attachments to the Notice of Convocation of the 26th Ordinary General Meeting of Shareholders are part of our Consolidated and Non-Consolidated Financial Statements audited by the Independent Auditor in preparing the Independent Auditor’s Report.

Should any revision be needed with regard to the Reference Materials for the Ordinary General Meeting of Shareholders, Business Report or Consolidated and Non-Consolidated Financial Statements, the Company will publish such revision on its website:

https://www.nttdocomo.co.jp/english/corporate/ir/event/meeting/index.html

REFERENCE MATERIALS FOR THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

Items of Business and Matters for Reference

First Item of Business:	Appropriation of Retained Earnings

Items relating to year-end dividends

Taking into account the consolidated results of operations, financial conditions and dividend payout ratio, the Company distributes dividends based on the principle of providing stable and sustainable dividends. The Company proposes to pay the year-end dividend for the 26th fiscal year as follows:

(1)	Type of Dividend Asset

Cash

(2)	Proposed Appropriation of Dividend Assets to Shareholders and Total Amount of Dividend Payment

¥40 per share of common stock of the Company

Total Amount of Dividend Payment: ¥148,183,421,320

(The Company paid an interim dividend in November 2016. Accordingly, the aggregate amount of annual dividends for this fiscal year, i.e., the sum of interim and year-end dividends, will be ¥80 per share.)

(3)	Effective Date of the Appropriation of Dividends from Retained Earnings

Wednesday, June 21, 2017

<Reference>

	22nd fiscal year	23rd fiscal year	24th fiscal year	25th fiscal year	26th fiscal year
Dividend per share (annual)	¥60	¥60	¥65	¥70	¥80

Note:	The Company conducted a 1:100 stock split with an effective date of October 1, 2013 (23rd fiscal year). The dividend amounts per share in the table above are adjusted to reflect this stock split.

Second Item of Business: Partial Amendments to Articles of Incorporation

1.	Reasons for Amending the Articles of Incorporation of the Company

In order to prepare for our future business deployment, the Company proposes to make necessary amendments to parts of Article 2 (Purpose) of the existing Articles of Incorporation of the Company.

2.	Details of Amendments

Details of amendments are as follows:

(Changes are underlined)

Current Articles of Incorporation		Proposed Articles of Incorporation
(Purpose)		(Purpose)
Article 2	(Provisions omitted)	Article 2	(Same as present)
1~15	(Provisions omitted)	1~15	(Same as present)
	(Newly established)	16	Fee-charging employment agency business
16~22	(Provisions omitted)	17~23	(Same as present)

Third Item of Business: Election of Two (2) Directors

As two (2) Directors, Mr. Akira Terasaki and Mr. Seizo Onoe, will resign at the close of this meeting, it is proposed that two (2) Directors be elected to fill the vacancies.

The candidates for positions as Directors are as follows:

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
1	Hiroshi Nakamura (April 4, 1962)	April 1987	Entered NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”)	8,800
		July 2006	Senior Manager of R&D Strategy Department of the Company
		October 2006	Senior Manager of Core Network Development Department of the Company
		July 2010	General Manager of Core Network Development Department of the Company
		June 2014	Senior Vice President, General Manager of Core Network Development Department of the Company
		October 2014	Senior Vice President, General Manager of R&D Strategy Department of the Company (To the present)

Reasons for election as candidate for director:

Mr. Nakamura has been elected as candidate for director for his engagement in research and development activities and other operations, his rich experience in business execution as well as for his excellent character and wealth of knowledge.

2	Hozumi Tamura	April 1987	Entered NTT	6,600
	(December 12, 1962)	July 2004	Senior Manager of Product Department of the Company
		July 2007	Senior Manager of Corporate Strategy & Planning Department of the Company
		June 2012	General Manager of Procurement and Supply Department of the Company
		July 2013	General Manager of Smart-life Planning Department of the Company
		June 2014	Senior Vice President, General Manager of Smart-life Planning Department of the Company (To the present)

Reasons for election as candidate for director:

Mr. Tamura has been elected as candidate for director for his engagement in service planning, corporate strategy & planning and other operations, his rich experience in business execution as well as for his excellent character and wealth of knowledge.

Note:	NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”) is the parent of the Company.

Fourth Item of Business:	Election of Two (2) Audit & Supervisory Board Members

As two (2) audit & supervisory board members, Mr. Tooru Kobayashi and Mr. Naoto Shiotsuka, will resign at the close of this Meeting, it is proposed that two (2) audit & supervisory board members, Mr. Shoji Suto to fill the vacancy left by Mr. Tooru Kobayashi and Mr. Hironobu Sagae to fill the vacancy left by Mr. Naoto Shiotsuka, be elected.

The candidates for audit & supervisory board member, to whom the Audit & Supervisory Board has given its approval, are as follows:

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
1	Shoji Suto	April 1980	Entered NTT Public Corporation	12,900
	(March 4, 1957)	June 2008	Senior Vice President, General Manager of Sales Promotion Department of the Company
		June 2009	Executive Vice President, Executive General Manager of Marketing Business Department, Member of the Board of Directors of DOCOMO Business Net Inc.
		July 2009	Executive Vice President, Executive General Manager of Marketing Division, Member of the Board of Directors of DOCOMO Business Net Inc.
		June 2010	Executive Vice President, Executive General Manager of Corporate Marketing Division, Member of the Board of Directors of DOCOMO Business Net Inc.
		June 2011	Senior Vice President, Executive General Manager of Shikoku Regional Office of the Company
		June 2014	Executive Vice President, Responsible for Consumer Sales and Branches in Kanto and Koshinetsu areas, Member of the Board of Directors of the Company
		July 2014	Executive Vice President, Responsible for Consumer Sales, Member of the Board of Directors of the Company
		June 2015	Senior Executive Vice President, Member of the Board of Directors of DOCOMO CS Inc. (To the present)

Reasons for election as a candidate for audit & supervisory board member:

Mr. Suto has been elected as a candidate for audit & supervisory board member for his engagement in the Company’s business execution and his service as Vice President of our group company, and the Company’s expectations that he will continue to perform an audit and supervisory function based on his extensive experience and insights pertaining to telecommunications business accumulated through his career.

Candidate Number	Name (Date of Birth)	History, Positions, Responsibilities and Principal Concurrent Positions		Number of Company Shares Owned
2	Hironobu Sagae (March 3, 1959)	April 1981	Entered NTT Public Corporation	0
		July 2008	General Manager of Human Resources Management Department of NTT DATA Corporation
		June 2011	Senior Vice President, General Manager of Accounts and Finance Department, General manager of Human Resources Management Department, Member of the Board of Directors of NTT DATA Corporation
		June 2012	Senior Vice President, General Manager of Accounts and Finance Department, Member of the Board of Directors of NTT DATA Corporation
		June 2014	Executive Vice President, General Manager of Accounts and Finance Department, Member of the Board of Directors of NTT DATA Corporation
		June 2016	President, Member of the Board of Directors of NTT DATA MANAGEMENT SERVICE Corporation. (To the present)

Reasons for election as a candidate for outside audit & supervisory board member:

Mr. Sagae has been elected as a candidate for audit & supervisory board member due to his experience in corporate management and his career in Financial Department of NTT DATA Corporation and the Company’s expectations that he will continue to perform an audit and supervisory function based on his extensive knowledge pertaining to finance and accounting.

Notes:
1.	DOCOMO Business Net, Inc. was a subsidiary of the Company, but was dissolved in July 2014 upon the establishment of DOCOMO CS, Inc. by merging the four companies of DOCOMO Engineering, Inc., DOCOMO Service, Inc., DOCOMO Mobile, Inc. and DOCOMO Business Net, Inc. In addition, DOCOMO CS, Inc. is a subsidiary of the Company.
2.	NTT DATA Corporation and NTT DATA MANAGEMENT SERVICE Corporation are subsidiaries of NTT which is the parent of the Company.
3.	Mr. Shoji Suto is expected to resign from the Board of Directors of DOCOMO CS Inc. on June 15, 2017. During the past five years, Mr. Suto had served as President and Chief Executive Officer of Business Expert Inc., a subsidiary of DOCOMO CS Inc., and currently serves as President and Chief Executive Officer of Business Expert Inc., but is expected to resign from the position on June 8, 2017.
4.	Mr. Hironobu Sagae is expected to resign from the Board of Directors of NTT DATA MANAGEMENT Service Corporation on June 14, 2017. During the past five years, Mr. Sagae has served as President and Chief Executive Officer of R-Cubic corporation, a subsidiary of NTT, and currently serves as President and Chief Executive Officer of R-Cubic corporation, but is expected to resign from the position on June 15, 2017.
5.	Mr. Hironobu Sagae is a candidate for outside audit and supervisory board member of the Company.

6.	Mr. Hironobu Sagae has received compensation, etc., from NTT DATA Corporation and NTT DATA MANAGEMENT SERVICE Corporation, as a member of the Board of Directors during the past two years. Mr. Sagae is expected to continue receiving compensation, etc., as member of the Board of Directors of NTT DATA MANAGEMENT SERVICE Corporation. In addition, he has not received compensation, etc., from R- Cubic corporation during the past two years.
7.	If the election of Mr. Shoji Suto and Mr. Hironobu Sagae are approved, in accordance with the provisions of Article 427, Paragraph 1 of the Companies Act of Japan, the Company plans to enter into a limited liability contract with each of Mr. Suto and Mr. Sagae, respectively, which sets forth the upper limit of damage compensation liability as provided in Article 423 Paragraph 1 of the Companies Act of Japan.

(Attachments)

BUSINESS REPORT

(For the fiscal year from April 1, 2016 to March 31, 2017)

Note:	The term “FY2016” hereinafter refers to the fiscal year ended March 31, 2017, and other fiscal years are referred to in a corresponding manner. All non-consolidated figures regarding results of operations in this report were prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”), unless otherwise stated herein. Consolidated results contained herein were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), unless otherwise noted.

1. Business Matters of the Corporate Group

(1) Main Business Activities (As of March 31, 2017)

The main business activities of our Group are summarized in the table below.

Business Segment	Main Business Areas
Telecommunications business	Mobile phone services (LTE(Xi) services and FOMA services), optical-fiber broadband services, satellite mobile communications services, international services and the equipment sales related to these services, etc.

Smart life business	Services offered through “dmarket” portal such as distribution of video, music and electronic books, etc., finance/payment services, online shopping service and other life-related services, etc.

Other businesses	“Mobile Device Protection Service,” commissioned development/sales and maintenance of systems, etc.

(2) Developments and Results of Operations

<<Summary of the principal initiative>>

The environment surrounding our business has changed significantly.

In Japan’s telecommunications market, competition has intensified due to the government’s pro-competition policy, the rise of low-cost smartphones offered by Mobile Virtual Network Operators (MVNOs) and other factors. In addition, we have seen technical advancements in areas such as artificial intelligence (AI), IoT* and drones, as well as an expansion of customer touchpoints by various service providers leveraging loyalty point programs and other means. These changes have brought about both active competition in the telecommunications market and collaboration with new players from other industries, accelerating competition in new markets that transcend the conventional boundaries of the telecommunications business.

Amid these changes in the market environment, we positioned the fiscal year ended March 31, 2017 as the period to make “a vibrant leap toward further growth” beyond income recovery, and promoted the two pillars of “reinforcement of telecommunications business” and “expansion of smart life business and other businesses.” Our strategy is based on value co-creation, which we call “+d,” through which we pursue the creation of new values by evolving our collaborative activities with a wide range of external partners.

In order to enhance the convenience of “d POINTs,” we made efforts to increase the number of stores participating in the “d POINT” program, including, for example, through our “+d” initiative with McDonald’s Co. Ltd, which enables customers to accumulate and redeem “d POINTs” at all McDonald’s restaurants in Japan. In another effort to create new value, we launched an over-the-counter insurance consultation service, “DOCOMO Insurance Consultation,” at our docomo Shops. Other projects included the commencement of the “DOCOMO Drone Project,” a series of verification trials using drones for shopping and package delivery services, and verification trials for a self-driving bus utilizing mobile network, which we conducted jointly with various external partners to make advances towards solving social issues.

Meanwhile, we continued to enhance customer returns, with emphasis on enriching our “Kake-hodai & Pake-aeru” billing scheme. As a part of such measures, we launched the “docomo Child-Raising Support Program” for families with children, offering additional benefits, convenience and assisting them in making their precious memories.

*	Abbreviation for Internet of Things. A concept that describes a world in which everything is connected to the Internet, enabling remote control and management of devices, etc.

<<Promotion of the New Added Value Co-creation by Moving Forward with Our “+d” Initiatives>>

🌑 Expansion in the number of “+d” partners

The number of partners is steadily growing thanks to an increase in the number of stores using “d POINTs” and the promotion of “+d” initiatives that aim to solve social issues. As of March 31, 2017, the number of our affiliated partners has increased to 236, and we are speeding up creative collaboration with all of our partners.

🌑 Nationwide Expansion of Accumulating and Redeeming “d POINTs” at McDonald’s

In the past, customers were able to accumulate and redeem “d POINTs” at a limited number of McDonald’s restaurants in Japan, but now customers are able to use “d POINTs” at McDonald’s restaurants across the country. Furthermore, we have launched several campaigns with McDonald’s to enhance the convenience of “d POINTs.”

Partner: McDonald’s Company (Japan), Ltd.

🌑 Nationwide Expansion of IoT for Livestock Farm Utilizing AI

To solve social issues such as lack of livestock farm workers and to improve farming productivity, we released a new product called “Farmnote Color” throughout Japan in conjunction with two other organizations. This is an IoT device for cattle that utilizes AI to analyze active data such as estrus in cattle and signs of disease.

Partners: Farmnote, Inc. and National Federation of Agricultural Cooperative Associations

🌑 Self-driving Bus Service Using a Communications Network

To solve social issues such as a shortage in the number of vehicle drivers and the increasing unavailability of public transportation in rural areas, we founded the Smart Mobility Promotion Consortium with other three organizations and have begun demonstration tests of a self-driving bus service at Kyushu University’s Ito Campus with the aim of putting a safe and convenient service that uses a communications network and AI into operation as soon as possible.

Partners: Kyushu University, DeNA Co., Ltd. and Fukuoka City

🌑 Efficiency Improvements in Allocation of Taxis Utilizing AI

To solve social issues such as a shortage in the number of vehicle drivers caused by the falling birthrate and aging society, we have developed a new “Technology to Forecast Travel Demand” that forecasts the demand for taxis in real time, and started demonstration tests using the name “AI Taxi.” In demonstration tests, this service has achieved an overall forecast accuracy of 92.9%.

Partners: Tokyo Radio Cooperative, FUJITSU LIMITED and FUJITSU TEN LIMITED

<<Results of Operations for the FY2016>>

(Billions of yen)

Item	25th Fiscal Year (FY2015)	26th Fiscal Year (FY2016)	Year-on-Year Change
Operating revenues	4,527.1	4,584.6	1.3%
Operating income	783.0	944.7	20.7%
Income before income taxes and equity in net income (losses) of affiliates	778.0	949.6	22.0%
Net income attributable to NTT DOCOMO, INC.	548.4	652.5	19.0%

For the fiscal year ended March 31, 2017, despite a decrease in equipment sales revenues and a negative impact on mobile communications services revenues caused by the further expansion of our “Kake-hodai & Pake-aeru” billing scheme for the purpose of increasing returns to our customers, operating revenues increased by ¥57.5 billion from the previous fiscal year to ¥4,584.6 billion, mainly due to the recovery of telecommunications services revenues as a result of the growth of the packet consumption of our “Kake-hodai & Pake-aeru” billing plan subscribers, the expansion of smartphone use and the demand for tablets and other products purchased as a second mobile device for individual use, and the growth in the number of “docomo Hikari” users, as well as the growth of our smart life business and other businesses such as “dmarket” and other content services.

Operating expenses decreased by ¥104.2 billion from the previous fiscal year to ¥3,639.8 billion, owing primarily to a decline of depreciation expenses as a result of our change in depreciation method used and a decrease in cost of equipment sold and initiatives to pursue further cost efficiency, despite an increase in expenses associated with the expansion of “docomo Hikari” revenues and the growth of revenues from our smart life business and other businesses, as well as an increase in expenses associated with the initiatives for enhancing returns to our customers such as “Renewal Points” and “docomo Child Raising Support Program.”

As a result, operating income increased by ¥161.7 billion from the previous fiscal year to ¥944.7 billion, which was higher than ¥940.0 billion, the full-year forecast as revised in the second quarter of the fiscal year ended March 31, 2017.

Income before income taxes and equity in net income (losses) of affiliates was ¥949.6 billion, and net income attributable to NTT DOCOMO, INC. increased by ¥104.2 billion from the previous fiscal year to ¥652.5 billion for the fiscal year ended March 31, 2017.

<<Trend of Business Segments>>

Principal initiatives of our group in each business segment in the fiscal year ended March 31, 2017 are summarized below.

∎	Telecommunications Business

Despite a decrease in equipment sales revenues and the negative impact on mobile communications services revenues caused by the further expansion of our “Kake-hodai & Pake-aeru” billing scheme for the purpose of increasing returns to our customers, operating revenues from telecommunications business for the fiscal year ended March 31, 2017 were ¥3,711.2 billion, an increase of ¥21.4 billion, or 0.6% from the previous fiscal year, as a result of the growth of the packet consumption of our “Kake-hodai & Pake-aeru” billing plan subscribers, the expansion of smartphone use and the demand for tablets and other products purchased as a second mobile device for individual use, and the growth in the number of “docomo Hikari” users, of which there were 3.40 million as of March 31, 2017.

Operating expenses from telecommunications business decreased by ¥102.6 billion, or 3.4%, from the previous fiscal year to ¥2,878.4 billion due primarily to a decrease in depreciation expenses as a result of our change in depreciation method used, a decrease in cost of equipment sold and initiatives to pursue further cost efficiency, despite the increase in expenses associated with “docomo Hikari” revenues as well as an increase in expenses associated with initiatives for enhancing returns to our customers, such as “Renewal Points” and “docomo Child Raising Support Program.”

Consequently, operating income from telecommunications business was ¥832.8 billion, an increase of ¥123.9 billion, or 17.5%, from the previous fiscal year.

<<Number of Subscriptions for Principal Services>>

(Thousands of subscriptions)

Category	25th Fiscal Year (FY2015)	26th Fiscal Year (FY2016)	Increase or Decrease		Year-on-Year Change
Mobile telecommunications services	70,964	74,880	3,916		5.5%
Including: “Kake-hodai & Pake-aeru” billing plan	29,704	37,066	7,362		24.8%
LTE(Xi) services	38,679	44,544	5,865		15.2%
FOMA services	32,285	30,336	(1,949)		(6.0)%
Churn rate (%)	0.62%	0.59%	(0.03	)point	—

Notes:

1.	Number of subscriptions to Mobile telecommunications services, Mobile telecommunications services (LTE(Xi)) services and Mobile telecommunications services (FOMA) services include Communication Module services subscriptions.
2	Churn rate is calculated excluding the subscriptions and cancellations of subscriptions of Mobile Virtual Network Operators (MVNOs).

Topics

🌑	Enhanced Customer Returns

We continued to strengthen returns to our customers mainly by leveraging our “Kake-hodai & Pake-aeru” billing scheme in an effort to address to their diverse needs.

In June 2016, to improve the benefits offered to long-term users, we introduced two new subscription courses for customers completing a two-year contract. These customers can choose between the “Free Course” and “Zutto DOCOMO Discount Course,” subscriptions with or without cancellation fees. At the same time, we raised the amount of monthly discounts offered under the “Zutto DOCOMO Discount” program and started offering “Renewal Points” to customers renewing their subscription contract.

In September 2016, we launched the “Ultra Pack” designed for customers with high data usage. In October 2016, we introduced two new plans for LTE-enabled docomo Feature Phone users: “Kake-hodai Light Plan (for feature phones),” which provides for a monthly flat rate unlimited domestic voice calls of under five minutes, and “Keitai Pack,” a two-tier rate plan for packet data communications. From November 2016, we started offering the “Kids’ Keitai Plus” rate plan for customers using our “Kids’ Phone.” And starting in January 2017, to cater to users with limited data usage, we enabled users to bundle the “Kake-hodai Light Plan (for smartphones/tablets)” with “Data S Pack.”

As a result of these undertakings, the total number of “Kake-hodai & Pake-aeru” subscriptions as of March 31, 2017 reached 37.07 million, recording an increase of 7.36 million from March 31, 2016.

🌑	Actions for Boosting Smartphone Usage

From August 2016, we started offering the “Smartphone Debut Discount,” a program that provides first-time smartphone users with discounts on their basic monthly charges for up to 24 months. Furthermore, starting January 2017, we increased the amount of discounts available with the “Kake-hodai Light Plan (for smartphones/tablets)” for first-time smartphone users of age 60 and higher, called the “Senior Special Discount” program which allows seniors to use our services at more affordable rates.

To further accelerate the adoption of smartphones, we continued to expand our product lineup, releasing iPhone 7, iPhone 7 Plus and launching other new models equipped with new features such as “Suguden” (which enables tapless operation of smartphones) as well as our first original smartphone, “MONO MO-01J,” featuring enhanced ease of use.

As a result of these undertakings, the total number of our smartphone/tablet users grew to 35.86 million as of March 31, 2017.

🌑	Actions to Enrich Service Offerings and Expand Adoption of “docomo Hikari”

In April 2016, we added new offerings to our “docomo Hikari” optical-fiber broadband service: “docomo Hikari Denwa” IP telephone service and “docomo Hikari TV Option” IP TV service. By doing so, we have been able to integrate all customer-related operations for our optical-fiber broadband, fixed-line telephone and TV services, from application to after-sales.

We also introduced other new rate plans and services to accommodate the needs of our customers, including the “Hikari Fukusu Wari” package for customers subscribing to two or more “docomo Hikari” lines for a group of people to share, and “docomo Hikari Type C” which allows subscribers to use the optical-fiber broadband and Internet access services offered by our partner cable TV operators as a set.

Further, in February 2017, we released “docomo Hikari Router 01,” a home Wi-Fi router that comes together with a remote assistance service for setting up Internet access and Wi-Fi environments. Simultaneously, we commenced “docomo Hikari Router Security,” a new service that allows users to use “docomo Hikari” services easily, conveniently and free from concerns.

Because of our efforts regarding these initiatives and also our various promotional campaigns were well-received by our customers, the total number of “docomo Hikari” subscriptions grew to 3.40 million as of March 31, 2017, posting a net increase of 1.84 million over the past fiscal year.

🌑	Actions for Reinforcement of Communication Network

In an effort to reinforce our networks, we have expanded the coverage of our “PREMIUM 4G” service to 1,421 cities across Japan as of March 31, 2017. We also improved the speed of network by using carrier aggregation* using a new spectrum band of 3.5GHz from June 2016, and through other new techniques, we commenced a communication service that offers Japan’s fastest maximum downlink speed of 682Mbps in March 2017.

Through these measures, we have successfully created a high-speed communication environment that provides customers with comfortable network experience.

We conducted surveys of effective data speeds adhering to the “Guidelines for the Effective Speed Measurement Method of Internet Connection Services Provided by Mobile Telecommunications Carriers and Information Providing Method, etc. for Users” defined by the Ministry of Internal Affairs and Communications. The results indicated that we achieved improvements in both download and upload speeds over the previous year: the median (Android + iOS) of our download speeds was 118Mbps (166% the level of the previous year), and that of our upload speeds was 23Mbps (110% the level of the previous year).

*	Technology that achieves improvement of data speeds by aggregating multiple carrier frequencies

∎	Smart Life Business

Operating revenues from smart life business for the fiscal year ended March 31, 2017 were ¥501.9 billion, a decrease of ¥2.2 billion, or 0.4%, from the previous fiscal year, due mainly to a decrease in revenues from our subsidiaries, despite an increase of content services revenues such as “dmarket” and other content services.

Operating expenses from smart life business were ¥444.0 billion, a decrease of ¥13.7 billion, or 3.0%, from the previous fiscal year, due mainly to a decrease in expenses associated with revenues from our subsidiaries and despite an increase in expenses associated with the growth in content services revenues.

As a consequence, operating income from smart life business was ¥57.9 billion, an increase of ¥11.5 billion, or 24.7%, from the previous fiscal year.

Topics

🌑	Initiatives Aimed at Enhancing “dmarket”

We continued enhancing our “dmarket” lineup by offering new services in our smart life business that are closely related to our customers’ health and livelihoods.

To provide total support for customers’ health, we started offering “dhealthcare pack” in April 2016, an integrated package that combines four health-related services, including the “Aruite-Otoku” application that allows users to earn “d POINTs” from the number of steps recorded on their smartphones. Also, in July 2016, we rebranded our “Home Anshin Partner” service to “dliving,” adding new components such as a childcare support service offered at a discounted rate, and a feature that allows users to check their home electricity consumption, etc. These initiatives, along with the brisk sales of “dmagazine,” resulted in a rise in the combined number of “dmarket” subscriptions* to 16.08 million as of March 31, 2017.

*	The total number of users using “dTV,” “danime store,” “dhits,” “dkids,” “dmagazine,” “dgourmet,” “dhealthcare pack” and “dliving” services under a monthly subscription arrangement.

🌑	Actions for Proliferation of “d CARD”

Since October 2016, our “d CARD” credit card service and our “iD” contactless payment service have supported Apple Pay. This enables users of Apply Pay-compatible devices to use “d CARD” on Apple Pay, and users of iPhone 7, iPhone 7 Plus and Apple Watch Series 2 to pay with “iD” for purchases at stores.

In November 2016, we started offering “d CARD PREPAID,” a prepaid card which can be used for payments at all stores accepting “iD” across Japan as well as those accepting Mastercard worldwide. It also carries the features of the “d POINT CARD” for accumulating and using points.

🌑	Launch of New Sports Content Service toward the Realization of a Smart Life

In February 2017, in collaboration with the Perform Group, we launched a new sports content service, “DAZN for docomo.” The service offers both live and on-demand video with unlimited viewing access to Meiji Yasuda J. League soccer games and other popular sports programs from Japan and overseas.

🌑	Actions to Support Regional Vitalization

Starting in December 2016, our “gacco” online video learning service was adopted as the e-learning system for the “Regional Revitalization College” program promoted by the Office for Promotion of Regional Revitalization in the Cabinet Office of the government of Japan. The program offers a total of 37 professional courses, including a course on “how to build attractive tourist destinations.”

🌑	Bicycle Sharing Service by Using IoT

To address social issues such as the need to reduce greenhouse gas emissions and revitalize regions and tourism, we worked to expand the bicycle sharing business. Specifically, including an experiment carried out over a wide area in Tokyo*, we operated bicycle sharing services with local government business partners, and we enriched usage of services by expanding service areas and improving their qualities.

*	Conducted with Chiyoda City, Chuou City, Minato City, Shinjuku City, Bunkyo City and Koto City

∎	Other businesses

Operating revenues from other businesses for the fiscal year ended March 31, 2017 amounted to ¥400.4 billion, an increase of ¥41.1 billion, or 11.4%, from the previous fiscal year, driven mainly by an increase in the number of subscriptions for our “Mobile Device Protection Service” and the growth of revenues relating to IoT businesses.

Operating expenses from other businesses were ¥346.4 billion, an increase of ¥14.8 billion, or 4.5%, from the previous fiscal year, as a result of rises in expenses associated with the expansion of revenues from our “Mobile Device Protection Service” and other services.

Consequently, operating income from other businesses was ¥54.0 billion, an increase of ¥26.3 billion, or 94.9%, from the previous fiscal year.

Topics

🌑	Expansion of IoT

To allow customers to utilize LTE connections in IoT solutions that involve high-speed transmission of large-capacity content, we started marketing a LTE-enabled ubiquitous communication module “UM04-KO.” The module enables stress-free execution of remote control/operational support solutions, such as remote monitoring of images that require high-speed and large-capacity transmission.

To encourage the use of modules in a wide variety of applications, we created the “LTE Ubiquitous Plan,” a billing scheme that enables the use of modules at lower transmission speeds and reduced power.

🌑	Promotion of Global Platform Business through DOCOMO Digital Limited

DOCOMO’s subsidiary, DOCOMO Digital Limited (DDL), mainly offers mobile payment platforms such as carrier billing payment and digital marketing-driven mobile content distribution in more than 35 countries through DOCOMO Digital Germany GmbH and Buongiorno S.p.A., subsidiaries of DDL.

DDL has positioned mobile payment platforms as a pillar of future growth in the fiscal year ended March 31, 2017, they promoted its expansion by providing carrier billing payment for service providers and mobile network operators in various countries. Customers of the carrier billing payment are able to make payments of monthly charges and contents for purchases at App stores through their billing statements.

🌑	Supporting Program for Business Startups

We support the growth of startup companies and innovate together with them through both our investment in such startups and the activities of DOCOMO Innovation Village.

With respect to our investment activities, we strategically invest in businesses that provide synergies to our own business, mainly targeting business sectors related to telecommunications and sectors that can provide added value through ICT* such as medicine, education, agriculture and others.

With respect to the activities of DOCOMO Innovation Village, we support startup companies through our three core programs: Village Alliance, Village Community and Village Social Entrepreneurs. Specifically, in each program, we offer opportunities to make connections between us and startups companies or between our employees and entrepreneurs, and supported entrepreneurs who aim to solve social issues.

*	Abbreviation for Information and Communication Technology.

Operating revenues and income (loss) in each business segment in the fiscal year ended March 31, 2017 are indicated in the table below.

(Billions of yen)

Category	25th Fiscal Year (FY2015)	26th Fiscal Year (FY2016)	Year-on-Year Change
Operating revenues
Telecommunications business	3,689.8	3,711.2	0.6%
Smart life business	504.1	501.9	(0.4)%
Other businesses	359.3	400.4	11.4%
Elimination	(26.1)	(28.9)	(10.8)%
Total	4,527.1	4,584.6	1.3%
Operating income (loss)
Telecommunications business	708.9	832.8	17.5%
Smart life business	46.5	57.9	24.7%
Other businesses	27.7	54.0	94.9%
Total	783.0	944.7	20.7%

(3) Trend of Capital Expenditures

🌑	Expansion of Telecommunications Facilities

As a result of our aggressive roll-out of “PREMIUM 4G” service in the high-traffic areas in urban centers to construct a network that can offer “greater comfort of access” to our customers, the total number of “PREMIUM 4G”-compatible base stations increased from previously 22,800 stations as of March 31, 2016 to 69,700 stations as of March 31, 2017.

In addition, in pursuit of further coverage improvement of our LTE service, we increased the total number of LTE base stations from 138,100 as of March 31, 2016 to 161,900 as of March 31, 2017.

🌑	Measures for More Efficient Use of Capital Expenditures

Toward the goal of further strengthening our managerial structure, we continued to pursue more efficient use of capital expenditures through reduction of equipment procurement and other costs, and further improvement of the efficiency of telecommunications facilities construction. We also aggressively promoted the integration and/or capacity expansion of our facilities with the introduction of high-performance equipment for the purpose of reducing our future network operation costs.

As a result of the above measures, the total capital expenditures for the fiscal year ended March 31, 2017 increased by 0.3% from the previous fiscal year to ¥597.1 billion.

(4) Financing Activities

During the fiscal year ended March 31, 2017, we did not make any long-term financing through capital increase, issuance of corporate bonds or long-term borrowings.

(5) Research and Development Activities

In order to provide the 5th generation mobile communications system (“5G”) and develop businesses such as AI, IoT and drones, etc., we have been working on R&D for communication networks, devices and services. We also have been proactively working on open innovation with external companies to create new value.

<< Technology Put to Practical Use During the Fiscal Year Ended March 31, 2017 >>

🌑	Natural-Language Dialogue Platform

We launched the “Talking Robot for Biz,” a service that companies can customize for their own intended uses, utilizing a “natural-language dialogue platform” that produces natural dialogue through the use of artificial intelligence. In addition, we provided the same platform for the “ATOM*” communications robot.

*	Jointly developed with Kodansha Ltd, Tezuka Productions Co., Ltd, FUJI SOFT INCORPORATED, and VAIO Co., Ltd.

🌑	Communication Partner “COCOKUMA”

We have developed a teddy bear-shaped robot named “COCOKUMA*,” which is a communications robot that can exchange messages with family members who live far away and that is easier to operate than cellular phone or smart phone. It is also equipped with a motion sensor, so by talking through “COCOKUMA,” users can monitor another person’s presence.

*	Jointly developed with Iwaya Co., Ltd, Vitech Global Electronics Co., Ltd, and MOOREdoll Inc, distributed by Iwaya Co., Ltd.

🌑	Customer Translation Service for Corporations

To support companies that provide services to foreign visitors, we launched the translation service called “Hanashite Hon’yaku for Biz,” a service that combines two functions: (1) “speech translation” that allows spoken conversation between Japanese and another language: and (2) a “fixed phrase function” that registers responses to frequent phrases.

<< Technology Developments to be Implemented >>

🌑	5th Generation Mobile Communications System (5G)

We have been engaged in on-going collaborative trials with leading global vendors with a view to offering 5G by 2020 and have successfully achieved a data speed of more than 2.5Gbps with a mobile device that was in a vehicle travelling 150km/h.

Moreover, to allow our customers to experience a wide range of services leveraging 5G technology, we have started to build the “5G Trial Sites” and have made agreements to proceed with empirical trials in cooperation with partner companies*.

*	Such partner companies include TOBU Railway Co., Ltd., Sohgo Security Services Co., Ltd., Japan Display Inc., Toppan Printing Co., Ltd. and Fuji Television Network, Inc. (as of the end of March 2017)

🌑	docomo Drone Project

In September 2016, we acquired a “license of a development test station applied for the use of mobile terminals in unmanned aerial vehicles” and began to verifying the communication quality in the sky and the impact on terrestrial mobile phone networks. Specifically, we also started verification trials for the commercialization of proxy shopping services*1 and package delivery systems*2 using cellular drones.

*1	Carried out in conjunction with ENROUTE CO., LTD. and MIKAWAYA21 Co., Ltd.
*2	Carried out in conjunction with Rakuten Co., Ltd. and Autonomous Control Systems Laboratory Ltd.

🌑	Wireless Technology Suitable for IoT

To provide LPWA* networks and solutions suitable for various forms of IoT products and services, we have started to develop a cellular IoT that allows low price and low power consumption modules based on LTE.

We have also developed and begun empirical trials on gateway devices that allow information collected from IoT devices using optimal wireless communication for IoT and sent to the cloud via a cellular network.

*	Abbreviation for “Low Power Wide Area.” Low Power Wide Area wireless technology that saves power consumption and allows communication over a long distance.

🌑	docomo Smart Parking System

To solve the problem of finding parking spaces in urban areas, we have developed a solution which enables small plots of land to be used as parking spaces, and we started a trial service* using this solution at some parking lots in Tokyo since November 2016.

*	Using some parking lots operated by Coin Park Co., Ltd., Sharing Service Inc. and Prestige International Inc.

🌑	UI Technology Compatible with Flexible Displays

We have developed new UI* technology that is compatible with rollable display devices that can change the display size according to user’s preference. It can optimize the layout of various contents depending on how much the display has been rolled up.

*	Abbreviation for “User Interface,” a means for human-computer interaction how commands are given to a computer and how information is displayed to a user.

As a result of the above, the total research and development costs for the fiscal year ended March 31, 2017, decreased by 0.3% from the previous fiscal year to ¥83.1 billion.

Note:	Included in the technologies that constitute such as “Natural-Language Dialog Platforms” is the NTT Group’s AI technology “corevo.”

(6) CSR Activities

We aspire to help build a society in which everyone can share in a prosperous life of safety, security and comfort, beyond borders and across generations. We believe it is our corporate social responsibility (“CSR”) to fulfill the two aspects of (i) “Innovative docomo,” to solve various social issues in the fields of IoT, medicine, healthcare, education and agriculture through the “co-creation of social values,” an initiative that we plan to pursue together with various partners to create new services and businesses, and (ii) “Responsible docomo,” to thoroughly ensure fair, transparent and ethical business operations as a foundation for the creation of such values. Accordingly, we will strive to realize a sustainable society while expanding our own businesses.

DOCOMO was selected as a component of the Dow Jones Sustainability Asia Pacific Index (DJSI Asia Pacific), a part of the Down Jones Sustainability Indices, which is one of the world’s leading indices for ESG* investment. Also, DOCOMO was selected as a component of the FTSE4Good Index.

We aspire to build a better future for the earth together with our various stakeholders. In October 2016 we established the “DOCOMO Global Environmental Charter” which sets forth our aspirations for the future, and established specific environmental targets in our “Green Action Plan 2030.”

*	An investment method that is named after and focuses on the three elements of “Environment,” “Social” and “Governance.”

<<Innovative docomo>>

🌑	Cooperation with Local Governments for the Solution of Social Issues

In April 2016 we entered into a “business collaboration agreement for the use of ICT and data” with Kobe City for the purpose of solving various social issues in the regional communities. As a project promoted under this agreement, we commenced the “Kobe City-DOCOMO urban monitoring service (verification trial)” using BLE* tags for monitoring children.

We have promoted various other joint initiatives with local governments across Japan. One example is a collaboration agreement with Sendai City in August 2016. The initiative aims to support the development of a sustainably vibrant town with three main areas of focus: “disaster prevention and mitigation,” “regional revitalization” and “feasibility tests of near-future technology” that uses drones and other technologies.

*	Abbreviation for Bluetooth Low Energy. One of the extended specifications of Bluetooth that enables communication with reduced power consumption.

🌑	New Service for Customers with Hearing Difficulties

In October 2016 we started a trial offering of “Mierudenwa” to assist customers with hearing difficulties. The service automatically converts and displays a caller’s spoken words into text in real time.

<<Responsible docomo>>

🌑	Actions for Disaster Response and Preparedness

In the aftermath of the 2016 Kumamoto Earthquakes, in addition to securing and restoring communication services, we provided assistance to the people and areas affected by the disaster by affording free battery-charging services and Wi-Fi spots at evacuation shelters and through the donation of relief funds.

In the aftermath of the torrential rain and other harms caused by Typhoon No.10 in 2016, we promptly secured and restored communication services. We also implemented various measures to help disaster victims affected by the 2016 Middle Tottori Earthquake and the large-scale fire that devastated Itoigawa City, Niigata Prefecture, including the free provision of battery chargers and partial waiver of handset repair fees.

Other measures we have taken to step up our disaster preparedness include the upgrade of our large-zone base stations by adding LTE-compatibility and conversion of existing base stations covering coastal and mountainous areas into medium-zone base stations to secure communications in these areas. These preparations taken in advance will allow customers to use mobile phones free of concerns in the event of a disaster. We have also added foreign language and illustration-based guidance functions to our “Area Mail” emergency alert service in a preparatory effort to provide our diverse customer base with greater peace of mind when a disaster does occur.

🌑	For the Recovery of Disaster-Stricken Areas in Tohoku Japan

We donated a total of approximately ¥72.60 million to municipalities in the disaster-stricken areas (12 municipalities in Iwate, Miyagi and Fukushima Prefectures, and 3 intermediary organizations). Donations were made by approximately 9,900 employees who participated in the Company’s recovery support program along with contributions from the Company itself.

In addition, at the oyster and seaweed farms of Higashi-Matsushima City, Miyagi Prefecture damaged by the 2011 Great East Japan Earthquake, we promoted fishery “+d” initiatives by installing ICT-enabled buoys with the aim of improving the productivity of fishermen and realizing high-quality seafood production. In Fukushima Prefecture, we provided a “tablet-based information distribution and community support system” to help sustain the community of residents living in temporary housing units. Further, to support the continued use of this system by the senior population, we also hosted community gatherings and other regular events using tablet devices.

🌑	Continued Efforts in “Smartphone and Mobile Phone Safety Class” and “DOCOMO Hearty Lecture”

DOCOMO’s “Smartphone and Mobile Phone Safety Classes” enlighten participants on the rules and manners of using smartphones and mobile phones, as well as to how to respond to troubles that may arise with their use. In the year ended March 31, 2017, we held a total of approximately 7,900 sessions with a cumulative participation of approximately 1.26 million people. In April 2016, we launched a new initiative convening the class in conjunction with a crime prevention seminar hosted by the Hiroshima Prefectural Police.

We also held 114 sessions of our “DOCOMO Hearty Lecture” for people with disabilities, introducing convenient features and usage tips for smartphones and other mobile devices. The lectures had a participation of a total of 1,200 people.

🌑	Mobile Communication Fund Activities

The Mobile Communication Fund (MCF) is a non-profit organization established by DOCOMO with the aim to support research activities. In the year ended March 31, 2017, the Fund continued its sponsorship of the “DOCOMO Mobile Science Award,” given to outstanding research and dissertations relating to mobile communications technologies. The MCF presented an Award of Excellence (with ¥6.00 million in prize money) in each of the following divisions: Advanced Technology, Basic Science and Social Science Divisions. The Fund also provided scholarships totaling ¥56.16 million to 39 privately financed international students from Asia and provided subsidies totaling ¥35.00 million to 68 different civic activities undertaken for the health and development of children and relief for the 2016 Kumamoto Earthquake victims.

(7) Activities for Work Style Reform

In order to continue to deliver “new values” to society, work styles that foster “self-discipline” and “a challenging mindset” in each of our employees are necessary. Through “diversity management,” “broader work style options” and “health and productivity management,” we are promoting work style reforms of our employees.

🌑	Diversity Management

DOCOMO recognizes and embraces individual differences in race, ethnicity, nationality, gender (including gender identity and sexual orientation), restriction of work hours, disabilities, vocational skills and values. We are also pushing forward on endeavors to create a corporate culture that not only accepts, but also allows each and every employee to exert their full potential and contribute to the Company’s business.

🌑	Broader Work Style Options

We have implemented a number of new work style options for enhanced productivity. These options include the introduction of a “slide work” system (adjusting the start and end times of the workday for employees raising children or providing nursing care), expanding options for working at home (permitted locations, eligible employees and number of days per month for working outside the office), and increasing the number of business units that are allowed to adopt flexible work hours.

🌑	Health and Productivity Management

We are promoting initiatives aimed at maintaining the physical and mental health and enhancing the vitality and productivity of employees. Examples include an intra-company step-count competition, publishing a “Health White Paper,” and performing stress checks to introduce work place improvement measures.

(8) Consolidated Financial Results and Assets

	23rd Fiscal Year (FY 2013)	24th Fiscal Year (FY 2014)	25th Fiscal Year (FY 2015)	26th Fiscal Year (FY 2016)
Operating revenues (millions of yen)	4,461,203	4,383,397	4,527,084	4,584,552
Operating income (millions of yen)	819,199	639,071	783,024	944,738
Income before income taxes and equity in net income(losses) of affiliates (millions of yen)	833,049	643,883	778,021	949,563
Net income attributable to NTT DOCOMO, INC. (millions of yen)	464,729	410,093	548,378	652,538
Earnings per share attributable to NTT DOCOMO, INC. (yen)	112.07	101.55	141.30	175.12
Total assets (millions of yen)	7,508,030	7,146,340	7,214,114	7,453,074
Total NTT DOCOMO, INC. shareholders’ equity (millions of yen)	5,643,366	5,380,072	5,302,248	5,530,629

Note:	We conducted a 1:100 stock split with an effective date of October 1, 2013. “Earnings per share attributable to NTT DOCOMO, INC.” for each fiscal year are calculated based on the number of shares after the stock split.

(9) Issues to be addressed by the Group

The Group formulated its Medium-Term Strategy 2020 “Declaration beyond” and announced it at the FY2016 Analyst Meeting.

Medium-Term Strategy 2020 “Declaration beyond”

In order to respond to our customers’ needs on an ongoing basis, by further evolving our relationships with various external partners through open collaboration, we will continue to create new added value by moving forward with our “+d” initiatives.

Specifically, we, together with our partners, will roll out initiatives in order to co-create new added value, making available to our partners our own business assets, such as our payment platform and point program. Through these endeavors, we will aim to deliver “more benefits, more fun and more convenience” to our customers in tandem with our partners.

In addition to creating value for our customers, we will also strive to offer new value to our various partners. Particularly, in the areas of “IoT,” “Regional Revitalization,” “2020,” and “Solution of Social Issues,” we will move forward with the “co-creation of social values,” creating new services and businesses in collaboration with our partners and utilizing the assets of both parties, with the goal of capturing revenue opportunities in new business fields that transcend the confines of industries or business formats.

🌑	“Declaration beyond”

<Declaration 1: Market Leader>

We will aspire to become a market leader in delivering benefits and convenience through further convergence and evolution of services, billing plans and point programs.

<Declaration 2: Style Innovation>

Taking advantage of the distinctive properties of 5G, we will devise enjoyable and exciting new services that bring innovation to customer’s usage style.

<Declaration 3: Peace-of-Mind and Comfort Support>

Toward the goal of realizing services that ensure the peace of mind and satisfaction of customers, we will continue to evolve our customer touchpoints through the adoption of AI.

<Declaration 4: Industry Creation>

Leveraging the 5G network that enables high-speed, large-capacity and low-latency transmission and simultaneous connections with massive number of devices, we will strive to broaden the business opportunities of our partners and drive advancements across all industries in Japan.

<Declaration 5: Solution Co-creation>

Aiming to bring about growth and social abundance to Japan, we will further accelerate our “+d” initiatives to solve social issues.

<Declaration 6: Partner Business Expansion>

By further expanding and evolving the business platforms built upon DOCOMO’s assets, we will support our partners’ businesses and promote measures to grow the flow of transactions.

FY2017 Priority Initiatives

We position FY2017 as the year to “tackle evolution,” taking the first steps towards the delivery of our Medium-Term Strategy 2020 “Declaration beyond.” We will do so by moving forward with the creation & evolution of services, business evolution with “+d” and reinforcement & evolution of all foundations, the following are the details:

(1)	Creation & Evolution of Services

We will work to realize services which offer exciting new viewing experiences, continue with returns to customers that cater to different stages in life and further brush up our customer touchpoints.

(2)	Business Evolution with “+d” initiatives

In the smart life business, corporate sales and marketing business and other businesses, we will accelerate and expand our existing “+d” initiatives, and also create new businesses with our partners based on trials utilizing 5G.

(3)	Reinforcement & Evolution of All Foundations

We will strengthen our technical assets that are required to drive evolution in the age of 5G/IoT while also solidifying our financial position. Concurrently, we will focus on work style reforms for our employees, who sustain our business operations.

In our Medium-Term Strategy 2020 “Declaration beyond,” we will aim to continue providing customer returns through ongoing cost efficiency improvement, while increasing our operating free cash flow and shareholder returns by the convergence & evolution of a wide variety of added value and advancement of broadband services such as 5G and “docomo Hikari.”

<<FY2017 Target>>

Item	FY2017 Target	<Reference> Toward 2020
Operating free cash flow*	¥910.0 billion	Cash generation capability exceeding previous fiscal year continuously by realizing efficient investment activities in 5G and EBITDA growth
Shareholder returns	Annual Dividend ¥100	Continuous increase in dividends and expeditious share repurchase

* Operating free cash flow = EBITDA - Capital Expenditures

(10) Principal Offices (As of March 31, 2017)

(a) Headquarters: 11-1, Nagata-cho, 2-chome, Chiyoda-ku, Tokyo, Japan

(b) Regional Offices:

Hokkaido Regional Office	:	Chuo-ku, Sapporo, Hokkaido Prefecture
Tohoku Regional Office	:	Aoba-ku, Sendai, Miyagi Prefecture
Tokai Regional Office	:	Higashi-ku, Nagoya, Aichi Prefecture
Hokuriku Regional Office	:	Kanazawa, Ishikawa Prefecture
Kansai Regional Office	:	Kita-ku, Osaka, Osaka Prefecture
Chugoku Regional Office	:	Naka-ku, Hiroshima, Hiroshima Prefecture
Shikoku Regional Office	:	Takamatsu, Kagawa Prefecture
Kyushu Regional Office	:	Chuo-ku, Fukuoka, Fukuoka Prefecture

(11) Employees (As of March 31, 2017)

Number of Employees (change from March 31, 2016)	Average Age	Average Length of Employment
26,734 (increase of 605)	41.0	15.2 years

Notes:

1.	The number of employees includes 278 employees seconded from companies other than the Company or its subsidiaries, but does not include 157 employees seconded to companies other than the Company or its subsidiaries.
2.	In calculating the average age of employees, employees at overseas subsidiaries are not included.
3.	In calculating the average length of service for employees transferred from NTT, other companies in the NTT Group, the former NTT Central Personal Communications Network, Inc., or the eight regional companies in the Personal Communications Network, years of employment at their respective prior employers are included in the calculation. Employees seconded from companies other than the Company or its consolidated subsidiaries and employees at overseas subsidiaries are not included in the calculation.

(12) Status of Parent Company and Principal Subsidiaries

(a) Relationship with Parent Company

NTT, our parent company, currently owns 2,469,084,400 shares of our company (66.65% of all shares*) as of March 31, 2017. The Company conducts business mainly in the mobile communication field under its own managerial responsibilities within the NTT Group.

* The percentage of shares held is calculated excluding treasury shares.

(b) Transactions with Parent Company

The Company and NTT have concluded agreements on the content of services and benefits provided by NTT to the Company, and compensation for the same, with respect to basic research and development and group management conducted by NTT. Including such agreements, any material contracts concluded between the Company and NTT are subject to legal review by the Legal Department and auditing by the audit & supervisory board members. In addition particularly important agreements must be approved at meeting of the Board of Directors at which both independent outside directors and independent outside audit & supervisory board members are present.

(c) Principal Subsidiaries

There are no subsidiaries that are considered to be principal subsidiaries as of March 31, 2017.

There were 117 subsidiaries and 23 affiliates as of March 31, 2017.

(d) Material contracts for management of the company

We have entered into a basic agreement for billing and collection activities for telecommunications services charges, as well as a receivables assignment agreement pursuant that agreement, with NTT Finance Corporation (“NTT Finance”). Under these agreements we have assigned the receivables associated with our telecommunications services to NTT Finance.

(13) Principal Creditors

There were no principal creditors as of March 31, 2017

(14) Status of Absorption Mergers

While the Group operated, through mmbi, Inc. (“mmbi”), a multimedia broadcasting business for mobile devices and operated, through Japan Mobilecasting, Inc. (“Japan Mobilecasting”), a business providing a broadcasting station for multimedia broadcasting for mobile devices, each such business was concluded on June 30, 2016.

In conjunction with this, as of July 1, 2016, mmbi (one of our consolidated subsidiaries) absorbed its own subsidiary Japan Mobilecasting, and the Company then absorbed mmbi as of the same date to further streamline group management and speed up decision making to allow efficient liquidation of mmbi and Japan Mobilecasting once the businesses closed.

(15) Other Principal Materials about Present Situation of the Company

The Company exercised to Tata Sons Limited (Tata Sons) on July 2014 its right (option) to request that a suitable buyer be found to purchase its Tata Teleservices Limited (TTSL) shares for 50% of the acquired price, or a fair market value, whichever is higher, and submitted our request for the London Court of International Arbitration (LCIA) on January 2015.

In June 2016, the award from LCIA orders that Tata Sons pay damages to the Company in the amount of approximately US$1,172 million (approximately ¥130.0 billion*) for Tata Sons’ breach of the shareholders agreement, upon the Company’s tender of its entire stake in TTSL to Tata Sons or its designee.

In July 2016, the Company made a request to Delhi High Court to accept the LCIA award in India, and on February 2017, the Company and Tata Sons jointly applied to the Court, requesting that it accept their agreed terms of settlement, subject to such further orders as the court sees fit. On April, 2017, the Court delivered a court decision approving the joint application.

Summary of the Court Decision

1.	Recognizing the enforceability of the LCIA Award in India, the court decision orders Tata Sons to remit to DOCOMO the approximately US$1,180 million (approximately ¥130.0 billion*) that Tata Sons has deposited with the Court.

2.	The court decision orders DOCOMO to assist in the transfer of its shares in TTSL, which have already been tendered as per the LCIA Award, to Tata Sons upon receipt of the US$1,180 million.

The remittance will be made after the necessary procedures, including a notice filing with the Competition Commission of India for the share transfer of TTSL, are completed.

*	US$1 = ¥111.29 as of April 30, 2017

2. Company Shares (as of March 31, 2017)

(1) Total number of authorized shares: 17,460,000,000 shares

(2) Total number of issued shares: 3,899,563,000 shares*

*	The “total number of issued shares” decreased year-on-year by 58,980,000 due to the cancellation of treasury stock on March 31, 2017.

(3) Number of shareholders: 252,164

(4) Principal Shareholders

	Holdings in the Company
Shareholders	Number of Shares Held	Shareholding Ratio (%)
NIPPON TELEGRAPH AND TELEPHONE CORPORATION	2,469,084,400	66.65
THE MASTER TRUST BANK OF JAPAN, LTD. (TRUST ACCOUNT)	72,187,700	1.95
JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT)	65,400,700	1.77
BARCLAYS CAPITAL INC.	40,000,000	1.08
STATE STREET BANK AND TRUST COMPANY	33,113,565	0.89
JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT 5)	27,095,600	0.73
STATE STREET BANK WEST CLIENT – TREATY 505234	22,470,637	0.61
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS	21,129,496	0.57
JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT 9)	21,098,200	0.57
JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT 1)	20,146,000	0.54

Notes:

1.	The Company’s holding of treasury stock (194,977,467 shares) is not included in the above.
2.	The Shareholding Ratio calculation excludes treasury stock.

(5) Other Principal Issues on the Company Shares

The Company acquired 56,031,000 common shares for an acquisition price of 149.6 billion yen during this period based on a resolution of the Board of Directors in order to strengthen shareholder returns and improve capital efficiency.

Furthermore, we cancelled 58,980,000 treasury stocks (approximately 1.49% of the total number of issued shares before retirement) on March 31, 2017 based on a resolution of the Board of Directors.

3. Directors, Corporate Officers and Audit & Supervisory Board Members

(1) Directors and Audit & Supervisory Board Members (as of March 31, 2017)

Position	Name	Primary Responsibilities and Affiliations
President and CEO Member of the Board of Directors	Kazuhiro Yoshizawa

Senior Executive Vice President Member of the Board of Directors	Hiroyasu Asami	Responsible for Technology, Devices, Network, Information Strategy and Preparation for 2020*

Senior Executive Vice President Member of the Board of Directors	Toshiki Nakayama	Responsible for Global business and Corporate

Senior Executive Vice President Member of the Board of Directors	Akira Terasaki	Responsible for Corporate business, Improvement of business operations and CSR

Executive Vice President Member of the Board of Directors	Seizo Onoe	Executive General Manager of R&D Innovation Division

Executive Vice President Member of the Board of Directors	Hirotaka Sato	General Manager of Accounts and Finance Department Responsible for Finance and Business Alliance

Executive Vice President Member of the Board of Directors	Kiyohiro Omatsuzawa	General Manager of Corporate Strategy & Planning Department Responsible for Broadband business

Executive Vice President Member of the Board of Directors	Hiroshi Tsujigami	Executive General Manager of Sales and Marketing Division

Executive Vice President Member of the Board of Directors	Kouji Furukawa	Executive General Manager of Corporate Sales and Marketing Division and General Manager of TOHOKU Reconstruction Support Office

Executive Vice President Member of the Board of Directors	Kyoji Murakami	Executive General Manager of Smart-life Business Division

Senior Vice President Member of the Board of Directors	Seiji Maruyama	General Manager of Human Resources Management Department

Member of the Board of Directors	Kaoru Kato	Corporate Advisor

Outside Member of the Board of Directors	Teruyasu Murakami	Director of Research Institute for Industrial Strategy

Outside Member of the Board of Directors	Noriko Endo

Visiting Researcher at Policy Alternatives

Research Institute, University of Tokyo

Project Professor, Graduate School of Media

and Governance, Keio University

Adjunct Researcher, Environmental

Research Institute, Waseda University

Member of the Board of Directors	Shinichiro Ueno	Vice President of R&D Planning Research and Development Planning Department of NTT

Full-time Audit & Supervisory Board Member	Tooru Kobayashi

Full-time Outside Audit & Supervisory Board Member	Naoto Shiotsuka

Full-time Outside Audit & Supervisory Board Member	Toshimune Okihara

Full-time Outside Audit & Supervisory Board Member	Yutaka Kawataki

Outside Audit & Supervisory Board Member	Eiko Tsujiyama	Professor, Faculty of Commerce, Waseda University Outside Director of ORIX Corporation Outside Corporate Auditor of Lawson, Inc. Outside Audit & Supervisory Board Member of Shiseido Company, Limited

*	“2020” refers to the anticipated increase in tourism and general economic activity, between now and 2020 and the opportunity to develop various new products and services to capture this anticipated increase in demand.

Notes:

1.	Directors and audit & supervisory board members who resigned or retired during the fiscal year ended March 31, 2017 are as follows:

Name	Retirement date	Reason	Position/responsibility at time of retirement
Yoshikiyo Sakai	June 16, 2016	Term expired	Senior Executive Vice President, Member of the Board of Directors, Executive General Manager of Sales and Marketing Division, Responsible for Global business and Corporate

Kazuhiro Takagi	June 16, 2016	Term expired	Executive Vice President, Member of the Board of Directors, Executive General Manager of Corporate Sales and Marketing Division and General Manager of TOHOKU Reconstruction Support Office

Hajime Kii	June 16, 2016	Term expired	Executive Vice President, Member of the Board of Directors, General Manager of Human Resources Management Department

Makoto Tani	June 16, 2016	Term expired	Senior Vice President, Member of the Board of Directors, General Manager of General Affairs Department and General Manager of Improvement Action Office

Takashi Nakamura	June 16, 2016	Term expired	Member of the Board of Directors

2.	Directors and audit & supervisory board members elected at the 25th Annual General Meeting of Shareholders held on June 16, 2016 are as follows:

Name	Inauguration Date	Position of Inauguration	Responsibility of Inauguration
Hiroshi Tsujigami	June 24, 2016	Executive Vice President, Member of the Board of Directors	Executive General Manager of Sales and Marketing Division

Kouji Furukawa	June 16, 2016	Executive Vice President, Member of the Board of Directors	Executive General Manager of Corporate Sales and Marketing Division and General Manager of TOHOKU Reconstruction Support Office

Kyoji Murakami	June 16, 2016	Executive Vice President, Member of the Board of Directors	Executive General Manager of Smart-life Business Division

Seiji Maruyama	June 16, 2016	Senior Vice President, Member of the Board of Directors	General Manager of Human Resources Management Department

Noriko Endo	June 16, 2016	Member of the Board of Directors

Shinichiro Ueno	June 16, 2016	Member of the Board of Directors

3.	Changes in responsibilities of directors during the fiscal year ended March 31, 2017 are as follows:

Name	Effective date	Current Positions and Responsibilities	Previous Positions and Responsibilities
Kazuhiro Yoshizawa	June 16, 2016	President and CEO, Executive General Manager of Sales and Marketing Division, Member of the Board of Directors	Senior Executive Vice President, Responsible for Technology, Devices and Information Strategy, Member of the Board of Directors
	June 24, 2016	President and CEO, Member of the Board of Directors	President and CEO, Executive General Manager of Sales and Marketing Division, Member of the Board of Directors

Hiroyasu Asami	June 16, 2016	Senior Executive Vice President, Responsible for Technology, Devices, Network, Information Strategy and Preparation for 2020, Member of the Board of Directors	Executive Vice President, General Manager of Corporate Strategy & Planning Department, Responsible for Broadband business, Member of the Board of Directors

Toshiki Nakayama	June 16, 2016	Senior Executive Vice President, Responsible for Global business and Corporate, Member of the Board of Directors	Executive Vice President, Executive General Manager of Smart-life Business Division, Member of the Board of Directors

Kiyohiro Omatsuzawa	June 16, 2016	Executive Vice President, General Manager of Corporate Strategy & Planning Department, Responsible for Broadband business, Member of the Board of Directors	Executive Vice President, Responsible for Network, and Preparation for 2020, Member of the Board of Directors

Kaoru Kato	June 16, 2016	Corporate Advisor, Member of the Board of Directors	President and CEO, Member of the Board of Directors

4.	Board members Teruyasu Murakami and Noriko Endo are outside directors as provided in Article 2, Item15 of the Companies Act.
5.	Full-time audit & supervisory board members Naoto Shiotsuka, Toshimune Okihara, Yutaka Kawataki and audit & supervisory board member Eiko Tsujiyama are outside audit & supervisory board members as provided in Article 2, Item16 of the Companies Act.
6.	Outside audit & supervisory board member Naoto Shiotsuka has experience in corporate management and extensive knowledge pertaining to finance and accounting through his career in the Finance Department of NTT DATA Corporation.
7.	Outside audit & supervisory board member Eiko Tsujiyama has considerable knowledge in finance and accounting gained through her years of experience as a university professor and outside director of private companies, along with being a Certified Public Accountant and as an outside director on corporate boards.
8.	Outside audit & supervisory board member Eiko Tsujiyama also serves as an outside audit & supervisory board member with Lawson, Inc., a company with which we have business alliance. In addition, we have no special relationship with Mitsubishi Corporation and other firms where Ms. Tsujiyama was or is concurrently serving, with Research Institute for Industrial Strategy where an outside member of the board of director Teruyasu Murakami is acting as director and with universities where an outside member of the board of director Noriko Endo is acting as researcher and professor.
9.	We have designated each of outside director Teruyasu Murakami and Noriko Endo, and outside audit & supervisory board members Yutaka Kawataki and Eiko Tsujiyama as an independent director/auditor, respectively, pursuant to the Securities Listing Regulations of Tokyo Stock Exchange, and we have notified the Tokyo Stock Exchange of such designation.
10.	Outside audit & supervisory board member Eiko Tsujiyama retired from outside corporate auditor of Mitsubishi Corporation as of June, 2016.

🌑	Indemnity agreements

The Company has concluded agreements with directors Teruyasu Murakami, Noriko Endo and Shinichiro Ueno and audit & supervisory board members to indemnify them for personal liability as provided in Article 423, Paragraph 1 of the Companies Act in accordance with Article 427, Paragraph 1 of the same act. The compensation of liability is the minimum amount in accordance with Article 425, Paragraph 1 of the Companies Act.

(2) Policies concerning, and total compensation of, directors and audit & supervisory board members

(a) Policies

Compensation for directors is decided based on the following policies from the perspective of reflecting medium- to long-term business results of the Company.

(i)	Compensation for directors consists of a monthly salary and bonuses. The Company determines monthly salaries based on the scope of roles and responsibilities of each director, and bonuses by taking into account the Company’s business results for the current term.
(ii)	From the perspective of reflecting medium- to long-term business results, directors with executive authority over operations make monthly contributions of at least a certain amount for the purchase of the Company’s shares through the Director Shareholding Association and all purchased shares are held by the directors during their terms in office.
(iii)	In order to ensure a high level of independence, the Company pays only monthly salaries as compensation for independent outside directors with no links to business results.

Compensation for audit & supervisory board members is determined through consultation with the members, and in order to ensure a high level of independence, only monthly salaries are paid with no links to business results.

(b) Total Compensation for directors and audit & supervisory board members for the Fiscal Year Ended March 31, 2017

Position	Number of Persons	Total Compensation (Millions of yen)
Director	18	526
Audit & Supervisory Board Member	5	131

Total	23	658

Notes:

1.	Upper limits on compensation for directors and audit & supervisory board members were set at ¥600 million annually for directors and ¥150 million annually for audit & supervisory board members at the 15th ordinary general meeting of shareholders held on June 20, 2006.
2.	The above includes four directors who retired at the conclusion of the 25th ordinary general meeting of shareholders held on June 16, 2016.
3.	Total compensation for directors includes ¥99 million in bonuses paid in the fiscal year ended March 31, 2017.

(3) Outside Directors and Outside Audit & Supervisory Board Members

(a) Principal activities of outside directors and outside audit & supervisory board members

Position	Name	Attendance Rate of Board of Directors Meetings (Number of Meetings Attended)	Attendance Rate of Audit & Supervisory Board Meetings (Number of Meetings Attended)	Principal Comments Activities
Outside Members of the Board of Directors	Teruyasu Murakami	100% (13/13)	—	He used his extensive experience in corporate management and information industries to make appropriate comments from a perspective independent from the Company’s business operations.

	Noriko Endo	100% (10/10)	—	She used her extensive experience in her news gathering activities as an editor of an economic magazine and research on public policies to make appropriate comments from a perspective independent from the Company’s business operations as well as customer and female perspectives.

Position	Name	Attendance Rate of Board of Directors Meetings (Number of Meetings Attended)	Attendance Rate of Audit & Supervisory Board Meetings (Number of Meetings Attended)	Principal Comments Activities
Outside Audit & Supervisory Board Members	Naoto Shiotsuka	100% (13/13)	100% (14/14)	He made appropriate comments from his extensive knowledge pertaining to finance and accounting in addition to his experience in corporate management and financial department of a company.

	Toshimune Okihara	100% (13/13)	100% (14/14)	He made appropriate comments from his experience and extensive knowledge due to the career and engagement in businesses pertaining to telecommunications and corporate management.

	Yutaka Kawataki	100% (13/13)	100% (14/14)	He made appropriate comments from his expert perspective gained through his work experience in the Board of Audit of Japan.

	Eiko Tsujiyama	92.3% (12/13)	100% (14/14)	She made appropriate comments from her expert perspective in finance and accounting as a Certified Public Accountant and gained through her years of experience as a university professor and as an outside director on corporate boards.

Note:	The principal activities of outside director Noriko Endo are shown for after her inauguration in June 2016.

(b) Total compensation to outside directors in the fiscal year ended March 31, 2017

Number of persons	Total compensation (Millions of yen)
6	121

4. Independent Auditor

(1) Name of independent auditor

KPMG AZSA LLC

(2) Audit fees paid to the independent auditor in the fiscal year ended March 31, 2017

Details	Amount (Millions of yen)
Audit fees for the independent auditor in the fiscal year ended March 31, 2017	700

Total monetary and other financial benefits payable by the Company and its subsidiaries	1,019

Notes:

1.	The audit contract between the Company and the independent auditor does not distinguish among audit fees paid for audits performed pursuant to the Companies Act, audit fees paid for audits performed pursuant to the Financial Instruments and Exchange Act and audit fees paid for audits performed pursuant to the U.S. Securities Exchange Act, and since it is not practically possible to make such a distinction, the amounts indicated in the audit fees paid to the independent auditor in the fiscal year ended March 31, 2017 above are totals.
2.	Consideration is paid to the independent auditor for services other than the services specified in Article 2, Paragraph 1 of the Certified Public Accountants Act (non-audit services). The non-audit services are advisory services and other service relating to international financial reporting standards.

(3) Grounds for consenting to audit fees paid to the independent auditor

The Audit & Supervisory Board consented to the audit fees paid to the independent auditor after considering the time required for the audit and details such as the allocation of personnel under the independent auditor’s audit plan; the suitability of the state of execution of the audit by the independent auditor; and the basis for the calculation of the estimated fees.

(4) Policies concerning decisions to discharge or not reappoint independent auditors

In the event that the circumstances set forth in any of the items of Article 340, Paragraph 1 of the Companies Act apply to the independent auditor, the independent auditor is to be discharged by a unanimous resolution of the Audit & Supervisory Board.

In addition, if the Company determines that it would be difficult for the independent auditor to perform proper audits, the Audit & Supervisory Board may determine the content of a proposal to the general meeting of shareholders that the independent auditor be discharged or not be reappointed.

5. The State of Corporate Governance

(1) Overview of corporate governance structure

In regard to our core telecommunications businesses, we recognize that mobile phones have come to play a vital role as social infrastructure in line with market expansion for these products. Accordingly, we have adopted a corporate governance structure consisting of the Board of Directors, audit & supervisory board members and an Audit & Supervisory Board. This structure reflects a desire for directors to play a key role in important business execution matters, from the standpoint of realizing consistent and stable business operations through the effective utilization of management resources. From the perspective of ensuring sound and efficient management, this configuration also reflects the desire for a structure in which directors, serving concurrently as executive officers responsible for business execution, mutually supervise their respective actions, while audit & supervisory board members perform audits of overall management. Similarly, we appoint outside directors and audit & supervisory board members, with a view to further enhancing monitoring and audit functions.

In addition, we have introduced the executive officer system (26 men and 1 woman currently serve as executive officers and 7 executive officers concurrently hold the post of director) to clearly delineate the roles of business execution and monitoring, and to better reinforce business execution functions. This system enables speedier responsiveness to changes in the operating environment. Through the initiatives mentioned above, we strive constantly to boost management speed in order to realize consistent and stable business operations, as well as develop a corporate governance structure capable of bolstering both auditing and governance functions.

Our business execution and management supervision mechanisms are summarized in the figure below:

∎	The State of the Company’s Corporate Governance

The Opinion of Independent Outside Director, Teruyasu Murakami:

The Company introduced a system of independent outside directors in fiscal year ended March 31, 2013, and since I assumed office as a director, I have been representing the interests of general shareholders in my work overseeing the execution of the Company’s business activities. In light of the special nature of the Company’s corporate governance (due to the fact that the government holds a certain percentage of shares of its parent company NTT), as an independent outside director I have been concentrating on demonstrating fair competitiveness in the new market environment and introducing a mindset (fundamental conceptual framework) from outside to foster a service-driven corporate culture.

I receive accurate information in advance and express my opinion from the viewpoint of an independent outside director at the Company’s meeting of the Board of Directors on all proposals considered important, with free and candid discussions.

In addition, the Company has effectively constructed a support system that ensures good contact with independent outside directors is widely available and is not limited to the Board of Directors; this allows opinions and recommendations to be freely given. Apart from the meeting of the Board of Directors, there are many opportunities for an independent outside director to participate proactively in the Company, including discussions held on management strategies and medium-to-long term corporate vision, executive training camps, various in-house events and sessions to exchange ideas with younger members of staff in mid-grade positions.

Moreover, the Company has been making constant efforts to enhance its corporate governance, and we are committed to implementing all the principles in the Corporate Governance Code. As such, I judge that the opinion of the independent outside director is properly reflected in the management of the Company and that the Company’s corporate governance functions in an effective manner.

In short, the Company achieved a so-called “V-shaped” recovery thanks to its rapid response to technological innovation and market changes, as well as its on-going development of service-driven businesses that emphasize the value co-creation with our customers and partners, and in the medium-to-long term it is also set to continue on a steady growth trajectory.

(2) Systems for ensuring the propriety of the Company’s business activities and their operational status

A summary of the Board of Directors resolution concerning the development of a system to ensure the propriety of the Company’s business activities (internal control system) is set forth below, along with an overview of the system’s operational status.

A.	Basic stance on fortifying internal control systems

(a)	In fortifying the internal control systems, the Company aims to achieve legal compliance, management of loss risk and appropriate and efficient business operations and consider various measures, including regulations, organizational and structural improvement, formulation of action plans and the monitoring of activities.
(b)	An internal control committee will be formed as an entity overseeing efforts to have the internal control systems function more efficiently. The committee will aim to fortify internal control systems from the cross-departmental perspective; upon assessing efficacy, necessary improvements will be carried out.
(c)	Appropriate efforts will be made with regard to ensuring the reliability of the internal control systems, which will be involved with the financial reporting based on the U.S. Sarbanes-Oxley Act and the Financial Instruments and Exchange Act.
(d)	The Board of Directors will approve the basic policy on fortifying internal control systems (the Basic Policy), receive regular reports on the progress of the initiative to fortify internal control systems, and oversee and monitor the internal control systems of the Company.
(e)	As chief executive officer, the president and representative director will oversee the efforts to build the internal control systems based on the Basic Policy approved by board members.

B.	Fortifying structure relating to internal control systems

(a)	System to ensure that the performance of duties by directors and employees conform with laws and regulations and the Company’s Articles of Incorporation

We institute the “NTT DOCOMO Group Code of Ethics” and compliance-related regulations and create requisite systems for ethical and legal compliance. In addition, when preparing financial statements, officers responsible for finance, audit & supervisory board members, and independent auditors hold preliminary discussions of significant accounting policies, and for disclosure of company information including financial statements in a manner that conforms with securities-related laws and regulations, matters are decided at meetings of the Board of Directors after the necessary internal procedures pursuant to in-house regulations have been completed. Also, internal audit staff conducts audits of the company’s overall business activities to ensure conformity with laws and regulations and in-house regulations.

(b)	System for storage and maintenance of information relating to the performance of duties by directors

Information relating to the performance of duties by directors is recorded and stored in accordance with rules stipulating the methods of storage and administration of documents and administrative information.

(c)	Regulations and other systems relating to the management of loss risks

Executive directors responsible for risk management periodically summarize information relating to risks in their organizations in accordance with rules concerning risk management, and the internal control committee made up of directors, senior vice presidents, and others identifies risks as necessary for companywide risk management, and decide management policy for identified risks to prevent risks from occurring and to take rapid countermeasures in the event that risks do occur.

(d)	System to ensure that the performance of duties by directors is conducted efficiently

The efficiency of the performance by directors of their duties is ensured by such means as decision-making rules based on internal regulations and the specification of powers relating to their duties, the formulation of medium-term management policies and business plans by the Board of Directors, and the establishment of committees composed of directors, senior vice presidents, and others.

(e)	System to ensure the propriety of the business activities of the corporate group consisting of the Company, its parent company, and its subsidiaries

i.	System for reporting matters concerning the execution of duties of directors, etc. of subsidiaries to the company

In accordance with the rules stipulating fundamental matters relating to the management of affiliated companies for the purpose of the comprehensive development and improvement of performance of the Group, affiliated companies will consult with or report to the Company.

ii.	Regulations and other systems relating to the management of loss risks of subsidiaries

Intrinsic risks in the Group are managed in accordance with the rules concerning risk management, and risk management for Group companies is conducted according to their scale and business type.

iii.	System to ensure that the performance of duties by directors, etc. of subsidiaries is conducted efficiently

Group companies establish decision-making rules and authority in duties according to their scale and business type, and consult or report on principal issues relating to the business operations of the Group as a whole.

iv.	System to ensure that the performance of duties by directors, etc. and employees of subsidiaries conforms with laws and regulations and the Company’s Articles of Incorporation

We have established the “NTT DOCOMO Group Code of Ethics” as a uniform code of ethics for the Group, and all Group companies strive to comply with this code of ethics. Furthermore, subsidiaries’ officers are responsible for formulating and reporting the status of management systems of code of ethics, as well as for reporting to the Company when they identify a problematic situation involving a management executive, and the Company provides the necessary guidance on the appropriate response.

v.	Other systems to ensure appropriate operations

With respect to unusual transactions with the parent company, investigations are conducted by legal personnel and audits are conducted by audit & supervisory board members. Further, audits by internal audit personnel are directed to cover its subsidiaries, and whenever necessary they obtain and assess the results of the internal audits of those companies.

(f)	System to ensure the effectiveness of audits by audit & supervisory board members

i.	Matters relevant to employees assistance to the duties of audit & supervisory board members if their assignment is requested

The Audit & Supervisory Board Member’s Office is established as an organization dedicated to assisting the audit & supervisory board members with the performance of their duties, and specialist staff are assigned to it.

ii.	Matters relevant to the independence of the employees in (i.) above from directors

We provide the Audit & Supervisory Board with advance explanations concerning matters such as transfers and assessment of personnel who belong to the Audit & Supervisory Board Member’s Office, and pay respectful attention to the board’s opinions before acting on such matters.

iii.	Matters relevant to ensuring the effectiveness of instructions of audit & supervisory board members to the employees in (i) above

Employees who belong to the Audit & Supervisory Board Member’s Office exclusively follow the directions and commands of audit & supervisory board members.

iv.	System for reporting to audit & supervisory board members by directors and employees

Directors, executive officers, and employees report promptly to the audit & supervisory board members and to the Audit & Supervisory Board concerning matters prescribed by laws and regulations as well as requested matters necessary for the performance by the audit & supervisory board members of their duties.

v.	System for reporting to the Company’s audit & supervisory board members by subsidiaries’ directors, audit & supervisory board members and other equivalent persons and employees, or persons who have received reports from such persons

The matters to be reported in (iv) above shall include material information reported by Group companies.

vi.	System to ensure that persons making reports in the above items (iv) and (v) are not treated disadvantageously due to making the report

Persons who make reports in the above items (iv) and (v) are not treated disadvantageously due to making the report.

vii.	Matters relevant to procedures policy on the expense or debts arising from the execution such an advance payment or reimbursement of expenses arising from the execution of duties by audit & supervisory board members

Audit & supervisory board members may claim necessary expenses for the execution of their duties, and the Company must make the necessary payments based on such claims.

viii.	Other systems for ensuring that auditing by audit & supervisory board members is conducted effectively

Representative directors and the Audit & Supervisory Board hold regular meetings and develop an auditing environment necessary for enabling the audit & supervisory board members to perform their duties. In addition, representative directors endeavor to establish a system enabling audit & supervisory board members to hold regular and occasional meetings with internal audit staff and independent auditors.

C.	Operational status of internal control systems

(a)	In order to ensure that the performance of duties by directors and employees conforms to laws and regulations and the Articles of Incorporation, meetings of the Compliance Promotion Committee are held to check decisions on initiatives made by management systems for ethical and legal compliance as well as to check on the status of the implementation of such initiatives. Furthermore, periodic training, education and monitoring are carried out for management executives and employees to foster awareness of ethical and legal compliance, and a compliance help desk has been established in an effort to prevent compliance violations.
(b)	In order to store and manage the information related to duties of directors, we established rules for storage and management of written documents and management information. Furthermore, refer to (3) Efforts Related to Information Security for other details on the Company’s efforts related to information security.
(c)	As rules and other systems related to the management of the risk of loss, the Risk Management Principles were established to contribute to the appropriate and smooth management of the operations of the Company and Group companies, and in fiscal 2016, two meetings of the Internal Control Committee based on the rules were held to identify the risks requiring management across the entire Company and establish management policies on these risks. Furthermore, the Internal Audit Department conducted audits on whether the management policies for each risk were being appropriately managed by each organization.

(d)	In order to ensure the efficient execution of duties of directors, we arrange our organization to realize our management strategy to ensure duties are executed efficiently.
(e)	In order to ensure the propriety of the business activities of the corporate group consisting of the Company, as well as its parent company and its subsidiaries, we receive the necessary consultation and reports from Group companies, and we provide guidance on the establishment and operation of internal control systems to subsidiaries. Furthermore, the Internal Audit Department conducts internal audits of select Group companies.
(f)	In order to ensure that audit by audit & supervisory board members are conducted effectively, we make quarterly reports of financial condition of subsidiaries deemed to be important in terms of business to audit & supervisory board members, as well as these being reported at the meetings attended by the audit & supervisory board members. Also the results of internal audits for the Company and Group companies are reported to audit & supervisory board members on a monthly basis. Furthermore, the Internal Audit Department, the Accounts and Finance Department and the Accounting Auditor hold periodic tri-party meetings with audit & supervisory board members to encourage coordination.

(3)	Efforts Related to Information Security

The Company recognizing that proper information management is an important management issue, therefore declares the Information Security Policy is the Company’s action policy for information security and will abide by the Information Security Policy and the separate Privacy Policy regarding our customers’ personal information in order to ensure that customers are able to use the Company’s services safely.

Information assets to which the Information Security Policy applies shall include information obtained or learned in the course of the Company’s business activities, as well as all information owned by the Company for business purposes.

The Company has designated each November as “Information Security Month” in its efforts to continuously educate and enlighten all employees. This fiscal year, in an attempt to improve information security, we have specifically been working on training for the hypothetical receipt of “targeted attack e-mails” that have been increasing and becoming more sophisticated in recent years.

Please refer to the Company’s website for further details on the “Information Security Policy” and the “Privacy Policy”:

https://www.nttdocomo.co.jp/english/utility/security/

Throughout this report, amounts prepared based on accounting principles generally accepted in Japan are rounded down to the nearest unit. Amounts prepared in accordance with U.S. generally accepted accounting principles are rounded up or down to the nearest unit.

Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

iPhone, Apple Watch Series, Apple Pay are trademarks of Apple Inc. The iPhone trademark is used under a license from AIPHONE CO., LTD

CONSOLIDATED BALANCE SHEET [U.S. GAAP]

Millions of yen
March 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	¥289,610
Short-term investments	301,070
Accounts receivable	239,137
Receivables held for sale	936,748
Credit card receivables	347,557
Other receivables	398,842
Allowance for doubtful accounts	(19,517)
Inventories	153,388
Deferred tax assets	81,025
Prepaid expenses and other current assets	108,412

Total current assets	2,836,272

Property, plant and equipment:
Wireless telecommunications equipment	5,084,923
Buildings and structures	906,177
Tools, furniture and fixtures	441,513
Land	198,980
Construction in progress	204,413
Accumulated depreciation and amortization	(4,295,111)

Total property, plant and equipment, net	2,540,895

Non-current investments and other assets:
Investments in affiliates	373,758
Marketable securities and other investments	198,650
Intangible assets, net	608,776
Goodwill	230,971
Other assets	434,312
Deferred tax assets	229,440

Total non-current investments and other assets	2,075,907

Total assets	¥7,453,074

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥60,217
Short-term borrowings	1,623
Accounts payable, trade	853,538
Accrued payroll	59,187
Accrued income taxes	105,997
Other current liabilities	194,494

Total current liabilities	1,275,056

Long-term liabilities:
Long-term debt (exclusive of current portion)	160,040
Accrued liabilities for point programs	94,639
Liability for employees’ retirement benefits	193,985
Other long-term liabilities	145,266

Total long-term liabilities	593,930

Total liabilities	1,868,986

Redeemable noncontrolling interests	22,942

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680
Additional paid-in capital	326,621
Retained earnings	4,656,139
Accumulated other comprehensive income (loss)	24,631
Treasury stock	(426,442)
Total NTT DOCOMO, INC. shareholders’ equity	5,530,629
Noncontrolling interests	30,517

Total equity	5,561,146

Total liabilities and equity	¥7,453,074

(Note)  Amounts are rounded off to the nearest 1 million yen.

CONSOLIDATED STATEMENT OF INCOME [U.S.GAAP]

Millions of yen

Year ended March 31, 2017 (April 1, 2016 - March 31, 2017)
Operating revenues:
Telecommunications services	¥2,985,094
Equipment sales	719,161
Other operating revenues	880,297

Total operating revenues	4,584,552

Operating expenses:
Cost of services (exclusive of items shown separately below)	1,335,457
Cost of equipment sold (exclusive of items shown separately below)	792,145
Depreciation and amortization	452,341
Impairment loss	12,205
Selling, general and administrative	1,047,666

Total operating expenses	3,639,814

Operating income	944,738

Other income (expense):
Interest expense	(277)
Interest income	608
Other, net	4,494

Total other income (expense)	4,825

Income before income taxes and equity in net income (losses) of affiliates	949,563

Income taxes:
Current	238,172
Deferred	49,507

Total income taxes	287,679

Income before equity in net income (losses) of affiliates	661,884

Equity in net income (losses) of affiliates (including impairment charges of investments in affiliates)	(11,273)

Net income	650,611

Less: Net (income) loss attributable to noncontrolling interests	1,927

Net income attributable to NTT DOCOMO, INC.	¥652,538

(Note)  Amounts are rounded off to the nearest 1 million yen.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY [U.S.GAAP]

Year Ended March 31, 2017 (April 1, 2016 – March 31, 2017)

(Millions of yen	)

	NTT DOCOMO, INC. shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total NTT DOCOMO, INC. shareholders’ equity	Non- controlling interests	Total equity
Balance as of March 31, 2016	¥949,680	¥330,482	¥4,413,030	¥14,888	¥(405,832)	¥5,302,248	¥40,857	¥5,343,105
Purchase of treasury stock					(149,607)	(149,607)		(149,607)
Retirement of treasury stock			(128,997)		128,997	—		—
Cash dividends declared to NTT DOCOMO, INC. shareholders			(280,432)			(280,432)		(280,432)
Cash distributions to noncontrolling interests						—	(3,500)	(3,500)
Acquisition of new subsidiaries						—	49	49
Changes in interest in subsidiaries		(3,861)				(3,861)	(4,095)	(7,956)
Net income			652,538			652,538	(2,610)	649,928
Other comprehensive income (loss)				9,743		9,743	(184)	9,559

Balance as of March 31, 2017	¥949,680	¥326,621	¥4,656,139	¥24,631	¥(426,442)	¥5,530,629	¥30,517	¥5,561,146

(Notes)	1. Amounts are rounded off to the nearest 1 million yen.
2. Changes in the redeemable noncontrolling interest are not included in the table.

(Reference) CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME [U.S.GAAP]

Millions of yen
Year ended March 31, 2017 (April 1, 2016 - March 31, 2017)
Net income	¥650,611
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	11,739
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	85
Foreign currency translation adjustment, net of applicable taxes	(12,975)
Pension liability adjustment, net of applicable taxes	10,709

Total other comprehensive income (loss)	9,558

Comprehensive income	660,169

Less: Comprehensive (income) loss attributable to noncontrolling interests	2,112

Comprehensive income attributable to NTT DOCOMO, INC.	¥662,281

(Note)  Amounts are rounded off to the nearest 1 million yen.

NON-CONSOLIDATED BALANCE SHEET (As of March 31, 2017)

(Millions of yen)

ASSETS
Non-current assets
Non-current assets for telecommunications businesses
Property, plant and equipment
Machinery and equipment	¥1,055,016
Antenna facilities	539,758
Telecommunications line facilities	29,376
Pipe and hand holes	13,803
Building	294,385
Structures	71,678
Other machinery and equipment	2,669
Vehicles	593
Tools, furniture and fixtures	65,732
Land	196,266
Lease assets	471
Construction in progress	171,955

Total property, plant and equipment	2,441,707

Intangible assets
Rights to use utility facilities	11,590
Software	496,382
Patents	119
Leasehold rights	57,369
Lease assets	22
Other intangible assets	26,784

Total intangible assets	592,269

Total non-current assets for telecommunications businesses	3,033,976

Investments and other assets
Investment securities	311,326
Shares of affiliated companies	325,668
Other investments in affiliated companies	6,831
Contributions in affiliated companies	5,267
Long-term loan receivable	17
Long-term loan receivable in affiliated companies	18,260
Long-term prepaid expenses	26,910
Long-term accounts receivable, other	215,337
Deferred tax assets	110,291
Other investments and other assets	108,045
Allowance for doubtful accounts	(6,302)

Total investments and other assets	1,121,655

Total non-current assets	4,155,632

Current assets
Cash and bank deposits	50,632
Accounts receivable, trade	532,091
Accounts receivable, other	1,354,670
Securities	20,000
Inventories and supplies	165,593
Advances	6,376
Prepaid expenses	36,121
Deposits	437,207
Deferred tax assets	53,739
Other current assets	37,054
Allowance for doubtful accounts	(19,219)

Total current assets	2,674,265

Total assets	¥6,829,897

(Note)  Amounts are rounded down to the nearest 1 million yen.

(Millions of yen)

LIABILITIES
Long-term liabilities
Bonds	¥160,000
Lease obligations	352
Liability for employees’ retirement benefits	152,308
Accrued liabilities for loyalty programs	110,991
Provision for loss on business withdrawal	2,153
Asset retirement obligations	3,213
Other long-term liabilities	589

Total long-term liabilities	429,608

Current liabilities
Accounts payable, trade	287,020
Lease obligations	217
Accounts payable, other	580,679
Accrued expenses	11,925
Current portion of non-current liabilities	60,000
Accrued income taxes	96,344
Advances received	35,526
Deposits received	81,916
Provision for loss on business withdrawal	1,077
Asset retirement obligations	704
Other current liabilities	22,212

Total current liabilities	1,177,625

Total liabilities	1,607,233

NET ASSETS
Shareholders’ equity
Common stock	949,679

Capital surplus
Capital legal reserve	292,385

Total capital surplus	292,385

Earned surplus
Earned legal reserve	4,099
Other earned surplus
Accelerated depreciation reserve	21
General reserve	358,000
Earned surplus brought forward	3,979,505

Total earned surplus	4,341,626

Treasury stock	(426,442)

Total shareholders’ equity	5,157,248

Valuation and translation adjustments
Net unrealized holding gains or losses on securities	65,415

Total valuation and translation adjustments	65,415

Total net assets	5,222,663

Total liabilities and net assets	¥6,829,897

(Note)  Amounts are rounded down to the nearest 1 million yen.

NON-CONSOLIDATED STATEMENT OF INCOME

Year ended March 31, 2017 (April 1, 2016 - March 31, 2017)

(Millions of yen)

Recurring profits and losses
Operating revenues and expenses
Telecommunications businesses
Operating revenues
Voice transmission services	¥872,521
Data transmission services	2,247,239
Other	52,976	¥3,172,737

Operating expenses
Sales expenses	858,196
Facility maintenance expenses	334,615
General expenses	44,255
Administrative expenses	54,086
Research expenses	57,261
Depreciation and amortization	420,709
Loss on disposal of property, plant and equipment and intangible assets	66,382
Communication network charges	327,300
Taxes and public dues	49,347	2,212,155

Operating income from telecommunications businesses		960,581
Supplementary businesses
Operating revenues		1,415,842
Operating expenses		1,460,542

Operating income (losses) from supplementary businesses		(44,699)

Total operating income		915,882
Non-operating revenues and expenses
Non-operating revenues
Interest income	534
Interest income-securities	341
Dividend income	21,833
Rental income	7,527
Miscellaneous income	7,078	37,315

Non-operating expenses
Interest expense	26
Interest expense-bonds	2,590
Provision for doubtful accounts	5,609
Foreign exchange losses	1,979
Bad debt expenses for an affiliated company	3,401
Miscellaneous expenses	1,773	15,381

Recurring profit		937,816
Extraordinary profit
Gain on reversal of allowance for loss on business withdrawal	3,889	3,889

Extraordinary Loss
Write-down of investment in affiliated companies	14,965
Write-down of investment securities	71,912	86,878

Income before income taxes		854,828
Income taxes-current		205,600
Income taxes-deferred		20,062

Net income		¥629,165

(Note)  Amounts are rounded down to the nearest 1 million yen.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

Year ended March 31, 2017 (April 1, 2016 - March 31, 2017)

								(Millions of yen)
	Shareholders’ equity
	Common stock	Capital surplus		Earned surplus					Treasury stock	Total shareholders’ equity
		Capital legal reserve	Total capital surplus	Earned legal reserve	Other earned surplus			Total earned surplus
					Accelerated depreciation reserve	General reserve	Earned surplus brought forward
Balance as of April 1, 2016	¥949,679	¥292,385	¥292,385	¥4,099	¥48	¥358,000	¥3,759,741	¥4,121,889	¥(405,832)	¥4,958,122
Changes during the annual period
Reversal of accelerated depreciation reserve					(27)		27	—		—
Dividends from surplus							(280,431)	(280,431)		(280,431)
Net income							629,165	629,165		629,165
Purchase of treasury stock									(149,607)	(149,607)
Retirement of treasury stock							(128,996)	(128,996)	128,996	—
Net changes other than shareholders’ equity
The total amount of changes during the annual period	—	—	—	—	(27)	—	219,764	219,736	(20,610)	199,126

Balance as of March 31, 2017	¥949,679	¥292,385	¥292,385	¥4,099	¥21	¥358,000	¥3,979,505	¥4,341,626	¥(426,442)	¥5,157,248

(Note)  Amounts are rounded down to the nearest 1 million yen.

(Millions of yen)

	Valuation and translation adjustments		Total net assets
	Net unrealized holding gains or losses on securities	Total valuation and translation adjustments
Balance as of April 1, 2016	¥30,724	¥30,724	¥4,988,846
Changes during the annual period
Reversal of accelerated depreciation reserve			—
Dividends from surplus			(280,431)
Net income			629,165
Purchase of treasury stock			(149,607)
Retirement of treasury stock			—
Net changes other than shareholders’ equity	34,691	34,691	34,691
The total amount of changes during the annual period	34,691	34,691	233,817

Balance as of March 31, 2017	¥65,415	¥65,415	¥5,222,663

(Note)  Amounts are rounded down to the nearest 1 million yen.

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]

Independent Auditor’s Report

May 9, 2017

The Board of Directors

NTT DOCOMO, INC.

KPMG AZSA LLC

Kensuke Sodekawa (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Kotetsu Nonaka (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Masafumi Nakane (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the related notes of NTT DOCOMO, INC. as at March 31, 2017 and for the year from April 1, 2016 to March 31, 2017 in accordance with Article 444-4 of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-1 applied mutatis mutandis persuant to Article 120-3-3 of the Ordinance on Company Accounting that prescribes some omissions of disclosure items required under accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-1 applied mutatis mutandis persuant to Article 120-3-3 of the Ordinance on Company Accounting that prescribes some omissions of disclosure items required under accounting principles generally accepted in the United States of America, present fairly, in all material respects, the financial position and the results of operations of NTT DOCOMO, INC. and its subsidiaries for the period, for which the consolidated financial statements were prepared.

Emphasis of matter

Without qualifying our opinion, we draw attention to Note 4. Depreciation and amortization of non-current assets related to (1) Property, plant and equipment in the Summary of significant accounting and reporting policies of the Notes to Consolidated Financial Statements. The Company changed its method of accounting for calculating depreciation of certain property, plant and equipment beginning April 1, 2016.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

Independent Auditor’s Report

May 9, 2017

The Board of Directors

NTT DOCOMO, INC.

KPMG AZSA LLC

Kensuke Sodekawa (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Kotetsu Nonaka (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

Masafumi Nakane (Seal)

Designated Limited Liability Partner

Engagement Partner

Certified Public Accountant

We have audited the non-consolidated financial statements, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets and the related notes, and the supplementary schedules of NTT DOCOMO, INC. as at March 31, 2017 and for the year from April 1, 2016 to March 31, 2017 in accordance with Article 436-2-1 of the Companies Act.

Management’s Responsibility for the non-consolidated Financial Statements and Others

Management is responsible for the preparation and fair presentation of the non-consolidated financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of non-consolidated financial statements and the supplementary schedules that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the non-consolidated financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the non-consolidated financial statements and the supplementary schedules. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the non-consolidated financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the non-consolidated financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the non-consolidated financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the non-consolidated financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of NTT DOCOMO, INC. for the period, for which the non-consolidated financial statements and the supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Emphasis of matter

Without qualifying our opinion, we draw attention to “Change in accounting policies” to the Notes to Non-Consolidated Financial Statements. The Company changed its method of accounting for calculating depreciation of certain property, plant and equipment beginning April 1, 2016.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act.

[English Translation]

Audit Report of Audit & Supervisory Board

Based on audit reports from each audit & supervisory board member, and following due discussion at meetings, the Audit & Supervisory Board has prepared this audit report regarding the execution of the duties of the Board of Directors in the 26th fiscal year from April 1, 2016 to March 31, 2017. The Board reports as follows.

1. Outline of Audit Methodology

The Audit & Supervisory Board established an auditing plan and received reports from each audit & supervisory board member on the status of the implementation of audits and the results thereof, as well as reports from the Board of Directors and the Independent Auditors regarding the status of execution of their duties, and requested explanations as necessary.

Also, on the basis of the Audit & Supervisory Board Rules established by the Audit & Supervisory Board, and in accordance with its auditing plan, the audit & supervisory board members sought mutual understanding with the Directors, the internal auditing department, other employees and the Independent Auditors in their efforts to collect information, and carried out the audit as follows:

(1)	attended meetings of the Board of Directors and other important meetings, and received reports from Directors and employees regarding performance of their duties, requested explanations as necessary, perused important documents regarding decisions and approvals made and investigated the status of operations and the financial position at the company’s head office and major offices of business;
(2)	carried out an audit and verification of the particulars of Board of Directors resolutions relating to the establishment of structures necessary to ensure that the Board of Directors’ performance of its duties is in conformity with laws and regulations and the Company’s Articles of Incorporation and to otherwise ensure the appropriateness of the business of a kabushiki kaisha, as well as the structures established pursuant to such resolutions (internal control system);
(3)	regarding the subsidiaries, the Audit & Supervisory Board sought to achieve a mutual understanding and exchange of information with directors and other persons and audit & supervisory board members of the subsidiaries, and, where necessary, received business reports from the subsidiaries;
(4)	regarding related party transactions including transactions with our parent company, concerning matters taken into account to ensure that such transactions did not negatively impact the Company’s earnings and the Company’s judgment and rationale whether such transactions would negatively impact the Company’s earnings, evaluated the particulars of such transactions, based on, among other factors, the Board of Directors’ review and other review processes; and
(5)	audited and verified whether the Independent Auditors maintained their independence and carried out their audits appropriately, received reports from the Independent Auditors regarding the execution of their duties and, where necessary, requested explanations. Also, the Audit & Supervisory Board received notification from the Independent Auditors to the effect that the structure to ensure that duties are executed appropriately has been established and requested explanations as necessary.

Based on the above methodology, the Audit & Supervisory Board evaluated business reports, supplementary schedules, the non-consolidated financial statements related to the fiscal year ended March 31, 2015 (the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets, and the related notes), and the supplementary schedules as well as the consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the related notes).

2. Audit Results

(1) Results of the audit of the Business Report

i.	We find that the Business Report and its supplementary schedules accurately reflect the conditions of the company in accordance with laws and regulations and the Articles of Incorporation.
ii.	No inappropriate conduct concerning the execution of duties by Directors or material facts in violation of law or the Articles of Incorporation were found.
iii.	We find that the particulars of Board of Directors’ resolutions concerning the internal control systems are appropriate. Further, no matters requiring note on our part were found with respect to Directors’ execution of duties in regards to the internal control system.
iv.	Regarding related party transactions including transactions with our parent company, concerning matters taken into account to ensure that such transactions did not negatively impact the Company’s earnings and the Company’s judgment and rationale whether such transactions would negatively impact the Company’s earnings, no matters requiring note on our part were found.

(2) Results of the audit of the non-consolidated financial statements, supplementary schedules and the consolidated financial statements

We find that the methodology and results of the audit by the Independent Auditor, KPMG AZSA LLC, are appropriate.

May 11, 2017
Audit & Supervisory Board Members of NTT DOCOMO, INC.
Tooru Kobayashi, Full-time Audit & Supervisory Board Member	seal
Naoto Shiotsuka, Full-time (Outside) Audit & Supervisory Board Member	seal
Toshimune Okihara, Full-time (Outside) Audit & Supervisory Board Member	seal
Yutaka Kawataki, Full-time (Outside) Audit & Supervisory Board Member	seal
Eiko Tsujiyama, (Outside) Audit & Supervisory Board Member	seal

Companies listed on the NYSE must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, listed companies that are foreign private issuers, such as the Company, are permitted to follow home country practice in lieu of certain provisions of Section 303A.

We have posted on our corporate website the significant differences between the corporate governance practices followed by NYSE-listed U.S. companies under Section 303A of the NYSE Listed Company Manual and those followed by the Company

(https://www.nttdocomo.co.jp/english/corporate/ir/management/governance/nyse.html).